PROSPECTUS SUPPLEMENT

(To Prospectus dated May 14, 2009)

Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-153492

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF MIDDLE KINGDOM ALLIANCE CORP.	PROSPECTUS OF PYPO CHINA HOLDINGS LIMITED

This prospectus supplement No. 1, or prospectus supplement, supplements, and should be read in conjunction with, our proxy statement/prospectus dated May 14, 2009, or the original statement/prospectus, with respect to the special meeting of stockholders of Middle Kingdom Alliance Corp., or Middle Kingdom, to be held on June 29, 2009. This prospectus supplement is qualified by reference to the original proxy statement/prospectus, except to the extent that the information contained herein supersedes the information contained in the original proxy statement/prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the original proxy statement/prospectus, including any amendments or additional supplements thereto.

The purpose of this prospectus supplement is to disclose:

•	a change in the location of the special meeting. Attached is a new notice of meeting reflecting the new meeting location;

•	an amendment to the merger agreement (as defined in the original proxy statement/prospectus), as well as other recent developments; and

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the financial statements of Pypo Digital Company Limited, or Pypo Cayman, for the nine month period ended December 31, 2008, and Management’s Discussion and Analysis of Financial Condition and Results of Operation for such financial statements.

If you have already voted your shares and wish to change your vote, you should send in the proxy card included with this prospectus supplement with your changed vote, or you may change your vote via telephone or on the Internet by following the instructions on the proxy card. If you have already voted your shares and do not wish to change your vote, you do not need to do anything. If you own Class B shares, you will not be eligible to have your Class B shares converted into a pro rata portion of the trust account unless you affirmatively vote against the Business Combination Proposal and deliver your Class B shares to Middle Kingdom’s transfer agent within 90 days of the special meeting. Failure to meet these requirements will cause your conversion demand to be rejected. See the section entitled “The Middle Kingdom Special Meeting—Conversion Procedures” in the original proxy statement / prospectus for more specific instructions.

This Prospectus Supplement is dated June 17, 2009

MIDDLE KINGDOM ALLIANCE CORP.

333 Sandy Springs Circle, Suite 223

Atlanta, GA 30328

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD JUNE 29, 2009

TO THE STOCKHOLDERS OF MIDDLE KINGDOM ALLIANCE CORP.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Middle Kingdom Alliance Corp., a Delaware corporation, relating to the proposed business combination with Pypo Digital Company Limited, an exempted company incorporated with limited liability in the Cayman Islands, and its subsidiaries, will be held at 10:00 a.m. Eastern daylight time on June 29, 2009, at the offices of Pillsbury Winthrop Shaw Pittman LLP, 22nd Floor, 1540 Broadway, New York, NY 10036, to consider and vote upon certain proposals described below.

Proposal 1. The “Redomestication Proposal” as described in the proxy statement/prospectus dated May 14, 2009, or the original proxy statement/prospectus.

Proposal 2. The “Business Combination Proposal” as described in the original proxy statement/prospectus.

Proposal 3. The “Share Increase Proposal” as described in the original proxy statement/prospectus.

Proposal 4. The “Declassification Proposal” as described in the original proxy statement/prospectus.

Proposal 5. The “Amendment Proposal” as described in the original proxy statement/prospectus.

Proposal 6. The “Quorum Proposal” as described in the original proxy statement/prospectus.

Proposal 7. The “Shareholder Consent Proposal” as described in the original proxy statement/prospectus.

Proposal 8. Any adjournment of the special meeting for the purpose of soliciting additional proxies. This proposal is called the “Adjournment Proposal” and is described in the original proxy statement/prospectus.

The Middle Kingdom board of directors fixed the record date as the close of business on May 8, 2009, as the date for determining Middle Kingdom stockholders entitled to receive notice of and to vote at the special meeting and any adjournment thereof. With respect to the Redomestication Proposal, the Share Increase Proposal, the Declassification Proposal, the Amendment Proposal, the Quorum Proposal, the Shareholder Consent Proposal and the Adjournment Proposal, the holders of record of Middle Kingdom’s common stock and Class B common stock, voting as a group, on that date are entitled to have their votes counted at the special meeting or any adjournment thereof. With respect to the Business Combination Proposal, only holders of record of Middle Kingdom’s Class B common stock on that date are entitled to have their votes counted at the special meeting or any adjournment thereof.

Your vote is important. Please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the special meeting. You may also vote by telephone or the Internet, as described on the proxy card. If you are a stockholder of record, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank how to vote your shares, or you may cast your vote in person at the special meeting by obtaining a proxy from your brokerage firm or bank.

Capitalized terms not defined herein shall have the meanings ascribed to such terms in the original proxy/statement prospectus.

RECENT DEVELOPMENTS

Change to Pypo’s Reportable Segments

During the quarter ended December 31, 2008, as a result of the completion of the acquisition of six retail sales groups, Pypo changed its reportable segment based on the types of customers receiving its products: “distribution business” and “retail business.” The “distribution business” is comprised of Pypo’s wholesale distribution of mobile phones, notebooks and other peripherals to retail resellers (including those owned by Pypo). The “retail business” is comprised of Pypo’s interest in companies that operate retail stores that sell mobile phones, notebooks and other peripherals, and after-sales service. Each reporting segment derives its revenue from the sales to different types of customers.

Prior to the quarter ended December 31, 2008, Pypo had two reportable segments based on its major product groups: “Mobile phones” and “Notebooks and peripherals.” With the change of composition of reportable segments, the nine months ended December 31, 2007 comparative numbers are restated accordingly to conform to the nine months ended December 31, 2008 composition of its reportable segments. The change in composition of reportable segments did not have any impact on either the financial results or financial position of Pypo in prior periods.

The financial information provided for the segments are based on internal management reports. The principal measurement differences between this financial information and the consolidated financial statements are the accrual basis recording, for the consolidated financial purposes, of sales rebates, price protection provisions and returns. Pypo does not allocate operating expenses to individual reporting segments when making decisions about resources to be allocated to the segment and assessing its performance.

Extension of Maturity Dates for the Capital Ally Working Capital Loan and the ARCH Cash Advances; Second Amendment to Merger Agreement

The original proxy statement/prospectus sets forth descriptions of loans that Pypo Cayman entered into in March 2008 with each of its direct shareholders, Arch Digital Holdings Limited, or ARCH, and Capital Ally Investments Limited, or Capital Ally. As described in the original proxy statement/prospectus, the purpose of these agreements was to provide working capital for these shareholders and their respective affiliates, while avoiding certain regulatory filings and restrictions under PRC law:

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Under a funds transfer agreement, Pypo Cayman, through its affiliate, Beijing Pypo Technology Group Limited, or Pypo Beijing, made cash advances, or the ARCH Cash Advances, of RMB 150.0 million ($21.4 million under prevailing exchange rates as of the date of the transaction) to an ARCH-controlled entity, Shanghai Zhengda Jingcheng Development Co., Ltd. In consideration for the ARCH Cash Advances, ARCH concurrently provided an unsecured, interest-free cash advance of $20.0 million to Pypo Cayman.

•	Pypo Cayman utilized the $20.0 million received under the funds transfer agreement described above by loaning such amount to Capital Ally, or the Capital Ally Working Capital Loan.

Under the initial terms of the funds transfer agreement and the Capital Ally Working Capital Loan, Pypo Cayman, ARCH and Capital Ally, respectively, agreed to repay any outstanding amounts by December 31, 2008. On November, 10, 2008, the parties extended this maturity date to June 30, 2009.

After the mailing of the original proxy statement/prospectus, on June 9, 2009, Pypo Cayman and Capital Ally extended the maturity date of the Capital Ally Working Capital Loan from June 30, 2009 to September 30, 2009 in order to accommodate Capital Ally’s continuing working capital needs. Concurrently, Pypo Cayman and ARCH also extended the maturity date of the ARCH Cash Advances to September 30, 2009. The concurrent extension of the maturity date of the ARCH Cash Advances allows Pypo Cayman to utilize the $20.0 million to be received from Capital Ally as repayment under the Capital Ally Working Capital Loan to repay the $20.0 million Pypo Cayman owes ARCH under the funds transfer agreement. The letter agreements extending such maturity dates are attached hereto as Annex B (for the Capital Ally Working Capital Loan) and Annex C (for the ARCH Cash Advances).

On June 16, 2009, Middle Kingdom and the other parties to the merger agreement entered into a second amendment to the merger agreement to reflect the extension of the maturity dates of the Capital Ally Working Capital Loan and the ARCH Cash Advances to September 30, 2009. The second amendment to the merger agreement is attached hereto as Annex D and incorporated by reference herein. All references to the merger agreement in both this prospectus supplement and the original proxy statement/prospectus shall refer to the merger agreement, as amended by the first and second amendments thereto.

Additional Working Capital Loan to Capital Ally

In November 2008, Pypo Cayman made cash advances of approximately $2.2 million to Capital Ally, to meet its short-term working capital needs. These cash advances are unsecured, interest-free obligations and are payable on demand. Capital Ally will repay such advances prior to September 30, 2009. A written description of this oral agreement is attached hereto as Annex E and incorporated by reference herein.

Other Related Party Transactions

Loans to Beijing Pypo Times Technology Co., Ltd. and Related Guarantee

In February 2009, Pypo Beijing made cash advances of approximately $26.1 million to Beijing Pypo Times Technology Co., Ltd., or Pypo Times, one of Pypo’s 50% owned subsidiaries, to meet Pypo Times’s capital needs. Mr. Kuo Zhang, a director of Pypo Cayman and Pypo Beijing’s current chairman of the board, and Beijing Ruizhi Jiye Investment Co., Ltd. guaranteed the repayment of these cash advances, which Pypo Times will repay prior to February 2010. These cash advances are interest free obligations. From January to March 2009, Pypo Beijing made additional cash advances of $1.1 million to Pypo Times, to meet Pypo Times’s working capital needs. These cash advances of $1.1 million are unsecured, interest-free obligations and are payable on demand. Pypo Times will repay the cash advance of $1.1 million prior to September 30, 2009. As of March 31, 2009, the total outstanding balance of these cash advances from Pypo Beijing to Pypo Times was approximately $27.2 million. A written description of the oral agreements for these loans is attached hereto as Annex F (for the $26.1 million loan) and Annex G (for the $1.1 million loan), respectively, and incorporated by reference herein. A written description of the oral agreement to guarantee repayment of these loans is attached hereto as Annex H and incorporated by reference herein.

Working Capital Loans to Beijing Shidai Tiancheng Technology Development Co., Ltd.

The original proxy statement/prospectus described certain unsecured, payable on demand and interest-free cash advances of approximately $1.1 million that Pypo Beijing made from June 2006 to March 2007 to Beijing Shidai Tiancheng Technology Development Co., Ltd., or Shidai Tiancheng, the joint venture partner of one of Pypo Beijing’s 50% owned subsidiaries.

As a clarification to the original proxy statement/prospectus, these cash advances were governed under two different sets of terms. Of the total cash advances of $1.1 million, $0.8 million are governed by an oral agreement and are unsecured, interest-free obligations payable on demand. Pypo Beijing made these cash advances to enable the purchase of mobile phones by, and to meet the short-term working capital requirements of, Shidai Tiancheng. Shidai Tiancheng repaid this $0.8 million in fiscal 2008.

The remaining $0.3 million of these cash advances are governed by a separate agreement and are unsecured, interest-free obligations that Shidai Tiancheng has agreed to repay prior to March 2010. Pypo Beijing made these cash advances to Shidai Tiancheng for the purpose of making a capital contribution to Pypo Times, the joint venture entity of Shidai Tiancheng and Pypo Beijing. A copy of this agreement is attached hereto as Annex I and incorporated by reference herein.

Updates to Revenue and Other Financial Figures

The following provides updates through December 31, 2008 for certain references in the original proxy statement/prospectus to Pypo’s revenue or other financial figures, which had previously been disclosed as of or for the six months ended September 30, 2008. All page references below refer to the original proxy statement/prospectus.

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The third sentence in the fourth paragraph (not including headings) on page 32 reads as follows: “During the years ended March 31, 2006, or fiscal 2006, March 31, 2007, or fiscal 2007, March 31, 2008, or fiscal 2008, and the six months ended September 30, 2008, sales of Samsung products accounted for approximately 99.8%, 96.3%, 91.6% and 98.2%, respectively, of Pypo’s total net revenues.”

This sentence is amended and restated in its entirety with the following: “During the years ended March 31, 2006, or fiscal 2006, March 31, 2007, or fiscal 2007, March 31, 2008, or fiscal 2008, and the nine months ended December 31, 2008, sales of Samsung products accounted for approximately 99.8%, 96.3%, 91.6% and 83.9%, respectively, of Pypo’s total net revenues.”

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The third sentence in the eighth bullet-point on page 33 reads as follows: “During fiscal 2006, fiscal 2007, fiscal 2008 and the six months ended September 30, 2008, Pypo generated approximately 15.9%, 7.2%, 5.3% and 15.8%, respectively, of Pypo’s net revenues from distribution to wireless operators.”

This sentence is amended and restated in its entirety with the following: “During fiscal 2006, fiscal 2007, fiscal 2008 and the nine months ended December 31, 2008, Pypo generated approximately 15.9%, 7.2%, 5.3% and 13.5%, respectively, of Pypo’s net revenues from distribution to wireless operators.”

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The second sentence in the first bullet-point on page 36 reads as follows: “In the six months ended September 30, 2008, the revenues derived from the retail operation in Henan province accounted for approximately 10.7% of Pypo’s revenues generated from its retail business, or approximately 1.3% of Pypo’s total revenues.”

This sentence is amended and restated in its entirety with the following: “In the nine months ended December 31, 2008, the revenues derived from the retail operation in Henan province accounted for approximately 11.7% of Pypo’s revenues generated from its retail business, or approximately 2.5% of Pypo’s total revenues.”

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The last sentence in the first bullet point on page 37 reads as follows: “In the six months ended September 30, 2008, the revenues derived from the retail operation in Yunan province accounted for approximately 7.6% of Pypo’s revenues generated from its retail business, or approximately 0.9% of Pypo’s total revenues.”

This sentence is amended and restated in its entirety with the following: “In the nine months ended December 31, 2008, the revenues derived from the retail operation in Yunan province accounted for approximately 8.5% of Pypo’s revenues generated from its retail business, or approximately 1.8% of Pypo’s total revenues.”

•	The last sentence in the first paragraph on page 42 reads as follows: “During the six months ended September 30, 2008, Pypo derived approximately 11.8% of its net revenues through Beijing Feijie.”

This sentence is amended and restated in its entirety with the following: “During the nine months ended December 31, 2008, Pypo derived approximately 20.9% of its net revenues through Beijing Feijie.”

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The fourth sentence in the first full paragraph (not including headings) on page 45 reads as follows: “This change in policy has resulted in an approximately 18.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and September 30, 2008.”

This sentence is amended and restated in its entirety with the following: “This change in policy has resulted in an approximately 18.7% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2008.”

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The second sentence in the first paragraph (not including bullet points and headings) on page 49 reads as follows: “As of March 31, 2009, the outstanding balance of the intercompany loans was approximately $0.3 million.”

This sentence is amended and restated in its entirety with the following: “As of March 31, 2009, the outstanding balance of the intercompany loans was approximately $27.5 million.”

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The second sentence in the second paragraph (not including bullet points) on page 146 reads as follows: “During each of fiscal 2006, fiscal 2007, fiscal 2008, and the six months ended September 30, 2008, Samsung products accounted for approximately 99.8%, 96.3%, 91.6% and 98.2%, respectively, of Pypo’s total net revenues.”

This sentence is amended and restated in its entirety with the following: “During each of fiscal 2006, fiscal 2007, fiscal 2008, and the nine months ended December 31, 2008, Samsung products accounted for approximately 99.8%, 96.3%, 91.6% and 83.9%, respectively, of Pypo’s total net revenues.”

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The third paragraph (not including bullet points) on page 146 reads as follows: “Pypo’s business is organized into two reportable segments based on its major product groups, (i) mobile phones and (ii) notebooks and peripherals. The mobile phones segment derives its revenues from mobile phone distribution. The notebooks and peripherals segment generates revenues from the distribution of wireless personal computers, mobile phone memory cards and mobile phone accessories. in fiscal 2008 and the six months ended September 30, 2008, mobile phones accounted for 96.4% and 97.4%, respectively, of Pypo’s net revenues, while notebooks and peripherals accounted for 3.6% and 2.6%, respectively, of net revenues.”

This paragraph is amended and restated in its entirety with the following:

“Pypo’s business is organized into two reportable segments based on the types of customers receiving Pypo’s products: the “distribution business” and the “retail business.” The “retail business” is comprised of Pypo’s interests in companies that operate retail stores that sell mobile phones, notebooks and other peripherals, and provide after-sales service for mobile phones. Each reporting segment derives its revenue from the sales to different types of customers, which is the responsibility of a member of the senior management of Pypo who has knowledge of the business specific operational risks and opportunities. In the nine months ended December 31, 2008, the distribution business accounted for 79.1% of Pypo’s net revenues, while the retail business accounted for 20.9% of net revenues.

For financial periods ending prior to the quarter ended December 31, 2008, Pypo’s business had been organized into two reportable segments based on its major products groups, (i) mobile phones and (ii) notebooks and peripherals. The mobile phones segment derives its revenues from mobile phone distribution. The notebooks and peripherals segment generates revenues from the distribution of wireless personal computers, mobile phone memory cards and mobile phone accessories.”

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The first sentence in the fourth full paragraph (not including headings) on page 154 reads as follows: “During fiscal 2006, fiscal 2007, fiscal 2008 and the six months ended September 30, 2008, Pypo generated approximately 4.2%, 18.9%, 21.1% and 14.0%, respectively, of Pypo’s net revenues from distribution to consumer electronic stores.”

This sentence is amended and restated in its entirety with the following: “During fiscal 2006, fiscal 2007, fiscal 2008 and the nine months ended December 31, 2008, Pypo generated approximately 4.2%, 18.9%, 21.1% and 10.0%, respectively, of Pypo’s net revenues from distribution to consumer electronic stores.”

•	The last sentence in the last paragraph on page 154 reads as follows: “For the six months ended September 30, 2008, Pypo derived approximately 11.8% of its net revenues from its retail business.”

This sentence is amended and restated in its entirety with the following: “For the nine months ended December 31, 2008, Pypo derived approximately 20.9% of its net revenues from its retail business.”

•	The last sentence in the first paragraph on page 155 reads as follows: “For the six months ended September 30, 2008, e-commerce business accounted for less than 0.1% of Pypo’s net revenues.”

This sentence is amended and restated its entirety with the following: “For the nine months ended December 31, 2008, e-commerce business accounted for less than 0.2% of Pypo’s net revenues.”

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The first sentence in the third paragraph on page 155 reads as follows: “During each of fiscal 2006, fiscal 2007, fiscal 2008 and the six months ended September 30, 2008, sales of Samsung products accounted for approximately 99.8%, 96.3%, 91.6% and 98.2%, respectively, of Pypo’s net revenues.”

This sentence is amended and restated in its entirety with the following: “During each of fiscal 2006, fiscal 2007, fiscal 2008 and the nine months ended December 31, 2008, sales of Samsung products accounted for approximately 99.8%, 96.3%, 91.6% and 83.9%, respectively, of Pypo’s net revenues.”

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The last sentence in the second paragraph on page 156 reads as follows: “Pypo’s inventory balances were $25.2 million, $46.7 million and $56.6 million as of March 31, 2007, March 31, 2008 and September 30, 2008, respectively.”

This sentence is amended and restated in its entirety with the following: “Pypo’s inventory balances were $25.2 million, $46.7 million and $65.4 million as of March 31, 2007, March 31, 2008 and December 31, 2008, respectively.”

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The fourth sentence in the fifth paragraph on page 157 reads as follows: “During fiscal 2006, fiscal 2007, fiscal 2008 and the six months ended September 30, 2008, Pypo invested approximately $283,000, $406,000, $444,000 and $233,000, respectively, in the development of its information systems.”

This sentence is amended and restated in its entirety with the following: “During fiscal 2006, fiscal 2007, fiscal 2008 and the nine months ended December 31, 2008, Pypo invested approximately $283,000, $406,000, $444,000 and $378,000, respectively, in the development of its information systems.”

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The second sentence in the first paragraph on page 211 reads as follows: “The amounts guaranteed by Mr. Fei and Mr. Zhang amounted to approximately $5.7 million and $0 as of March 31, 2008 and September 30, 2008, respectively.”

This sentence is amended and restated in its entirety with the following: “The amounts guaranteed by Mr. Fei and Mr. Zhang amounted to approximately $5.7 million and $0 as of March 31, 2008 and December 31, 2008, respectively.”

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The second sentence in the second paragraph on page 211 reads as follows: “The amounts guaranteed by Beijing JingJing Medical Equipment Co., Ltd amounted to approximately $37.8 million and $38.9 million as of March 31, 2008 and September 30, 2008, respectively.”

This sentence is amended and restated in its entirety with the following: “The amounts guaranteed by Beijing JingJing Medical Equipment Co., Ltd amounted to approximately $37.8 million and $46.1 million as of March 31, 2008 and December 31, 2008, respectively.”

PYPO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATION

You should read the following discussion and analysis of Pypo’s financial condition and results of operations and liquidity in conjunction with Pypo’s consolidated financial statements and the related notes included in the original proxy statement/prospectus and this prospectus supplement. You should also read the discussion and analysis of Pypo’s financial condition and results of operations and liquidity and Pypo’s consolidated financial statements and related notes included in the original proxy statement/prospectus for prior periods. This discussion may contain forward-looking statements based on current expectations involving risks and uncertainties. Pypo’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of the original proxy statement/prospectus supplement or in the original proxy statement/prospectus.

As described in further detail in the above section of this prospectus supplement entitled “Recent Developments,” during the quarter ended December 31, 2008, as a result of the completion of the acquisition of six retail sales groups, Pypo changed its reportable segments from segments based on its major product groups, “mobile phones” and “notebooks and peripherals,” to segments based on the types of customers receiving its products, “distribution business” and “retail business.” The “distribution business” is comprised of Pypo’s wholesale distribution of mobile phones, notebooks and other peripherals to retail resellers (including those owned by Pypo). The “retail business” is comprised of Pypo’s interests in companies that operate retail stores that sell mobile phones, notebooks and other peripherals, and after-sales service of mobile phones. Each reporting segment derives its revenue from the sales to different types of customers. With the change of composition of reportable segments, the nine months ended December 31, 2007 comparative numbers are restated accordingly to conform to the nine months ended December 31, 2008 composition of its reportable segments. The change in composition of reportable segments did not have any impact on either the financial results or financial position of Pypo in prior periods.

The following sets forth Pypo’s net revenues for its two reportable segments for the nine months ended December 31, 2007 and 2008, including a percentage of total net revenues for each segment:

In US$ thousands (except for percentages)	For the nine months ended December 31
	2007	Percentage of 2007 Net Revenues	2008	Percentage of Net 2008 Revenues
Net Revenues
Distribution	$263,935	100.0%	295,846	79.1%
Retail	—	—%	78,022	20.9%

Total Net Revenues	$263,935	100.0%	373,868	100.0%

Results of Operations

Nine Months Ended December 31, 2008 Compared to Nine Months Ended December 31, 2007

In US$ thousands (except for percentages)	For the nine months ended December 31,
	2007	2008	Percent Change
Net revenues	$263,935	$373,868	41.7%
Cost of revenues	(226,851)	(319,840)	41.0

Gross Profit	37,084	54,028	45.7
Other operating income	142	480	238.0
Selling and distribution expenses	(10,351)	(13,912)	34.4
General and administrative expenses	(5,968)	(10,529)	76.4
Impairment loss on goodwill	—	(71)	N/A

Income from operations	20,907	29,996	43.5
Other, net	(757)	141	(118.6)
Interest income	337	516	53.1
Interest expense	(2,703)	(3,991)	47.7

Income before income tax, equity in income of affiliated companies and minority interests	17,784	26,662	49.9
Income tax expense	(3,242)	(9,158)	182.5
Equity in income of affiliated companies	—	121	N/A
Minority interests in net loss (income) of consolidated subsidiaries	48	(64)	(233.3)

Net income	$14,590	$17,561	20.4%

Net Revenues

Net revenues were $373.9 million in the nine months ended December 31, 2008, an increase of $110.0 million, or 41.7%, compared to net revenues of $263.9 million in the nine months ended December 31, 2007. The increase in net revenues resulted primarily from a $111.8 million increase in revenues from the distribution and retail sales of mobile phones from $252.5 million in the nine months ended December 31, 2007 to $364.3 million in the nine months ended December 31, 2008. Pypo’s retail operations, acquired from May 2008 to December 2008, generated revenues from the retail sales of mobile phones of $ 74.9 million, or 20.6% of total mobile phone revenues, for the nine months ended December 31, 2008.

The increase in the net revenues from the distribution and retail sales of mobile phones reflected a 147.9% increase in the volume of mobile phones sold, partially offset by a 46.0% decrease in the average per unit selling price. The increase in the total volume of mobile phones sold was a result of a shift to lower priced handsets due to market demand, as well as lower availability of higher priced devices. The decrease in average selling prices resulted from selling older models of mobile phones at lower margins in an effort to reduce inventories, as well as continued weakness at the high end of Pypo’s mobile phone product line. Pypo expects this trend to continue in the next quarter in view of the recent overall weakness in the markets in which it operates.

Net revenues from the distribution of notebooks and peripheral products in the nine months ended December 31, 2008 decreased $1.8 million, or 15.8%, to $9.6 million, as compared to $11.4 million for the nine months ended December 31, 2007. Such decrease was mainly attributable to decreased sales volume of Secure Digital cards and Samsung UMPCs.

Net revenues in the nine months ended December 31, 2008 exclude $76.5 million of net value-added taxes collected from customers, $2.3 million for sales returns and $3.2 million for price protection expenses to retailers.

Cost of Revenues

Costs of revenues increased $92.9 million, or 41.0%, from $226.9 million in the nine months ended December 31, 2007 to $319.8 million in the nine months ended December 31, 2008, principally due to higher net revenues during the period.

Gross Profit

Gross profit was $54.0 million in the nine months ended December 31, 2008, an increase of $16.9 million, or 45.7%, as compared to gross profit of $37.1 million in the nine months ended December 31, 2007. The receipt of pre-tax vendor rebates, treated as a reduction of costs of revenues in the nine months ended December 31, 2008, represented approximately $11.2 million of gross profit, compared to $4.3 million of such pre-tax vendor rebates in the nine months ended December 31, 2007. The gross profit percentage increased from 14.1% in the nine months ended December 31, 2007 to 14.5% in the nine months ended December 31, 2008. The increase in gross profit percentage was due primarily to the effect of recent acquisitions and vendor rebates, and sales in the nine months ended December 31, 2008 of low end mobile phone models with lower margins. Lower margins resulted from Pypo’s efforts in the nine months ended December 31, 2008 to reduce inventories of older models, as well as reduced demand during that period for mobile phones at the high end of Pypo’s product line. Pypo expects margins to be compressed in future periods due to weaker economic conditions, increased competition and maturation of products in the mobile phone sector.

Other Operating Income

Pypo’s other operating income increased by $338,000, or 238.0%, from $142,000 in the nine months ended December 31, 2007 to $480,000 in the nine months ended December 31, 2008. Such increase was mainly attributable to increases in income from repairs and other maintenance services.

Selling and Distribution Expenses

Selling and distribution expenses increased by $3.5 million, or 34.4%, from $10.4 million in the nine months ended December 31, 2007 to $13.9 million in the nine months ended December 31, 2008, due primarily to a $3.6 million increase in rental expenses as a result of the retail acquisitions in the nine months ended December 31, 2008, a $0.4 million increase in depreciation and amortization expenses, a $0.4 million increase in transportation and traveling expenses and a $0.1 million increase in salaries and benefits of staff, partially offset by a $1.3 million decrease in Pypo’s promotional and advertising expenses, which reflected an increase in reimbursement from Samsung. Promotional expenses, rental expenses and employee salaries were 24.1%, 26.2% and 24.9% of total selling and distribution expenses in the nine months ended December 31, 2008, compared to 45.3%, 0.4% and 25.9% of total selling and distribution expenses in the nine months ended December 31, 2007, respectively.

General and Administrative Expenses

Pypo’s general and administrative expenses increased by $4.5 million, or 76.4%, from $6.0 million in the nine months ended December 31, 2007 to $10.5 million in the nine months ended December 31, 2008, due primarily to a $2.1 million increase in salaries and benefits for administrative staff, a $0.7 million increase in consultancy fees due to the retail acquisitions in the nine months ended December 31, 2008, a $0.5 million increase in bank service charges due to Pypo’s expansion of operations and larger workforce, a $0.4 million increase in office and traveling expenses and a $0.3 million increase in depreciation and amortization charges. Employee salaries, consultancy services, depreciation and amortization charges and bank service charges constituted 41.0%, 10.2%, 8.2% and 5.9% of general and administrative expenses in the nine months ended December 31, 2008, respectively, compared to 36.5%, 5.5%, 8.8% and 1.5% of general and administrative expenses in the nine months ended December 31, 2007, respectively.

Income from Operations

As a result of the foregoing factors, Pypo’s income from operations increased by $9.1 million, or 43.5%, from $20.9 million in the nine months ended December 31, 2007 to $30.0 million in the nine months ended December 31, 2008.

Non-Operating Expenses

Other Income (Loss), Net. Pypo’s other income increased to $141,000 in the nine months ended December 31, 2008 from a loss of $757,000 in the nine months ended December 31, 2007, primarily due to gains from short-term investments. In the nine months ended December 31, 2007, Beijing Pypo received an intercompany investment from Pypo Cayman of $81.0 million, comprised of proceeds from the $90.0 million equity investment made by ARC Capital in Pypo Cayman in November 2007. As a result of PRC regulations limiting the pace of Beijing Pypo’s conversion of the U.S. dollars into RMB, Beijing Pypo recorded an exchange loss representing the decline in value of the U.S. dollar against the RMB over the period required to complete the RMB conversion of such intercompany investment.

Interest Income. Pypo’s interest income increased $179,000, or 53.1%, from $337,000 in the nine months ended December 31, 2007 to $516,000 in the nine months ended December 31, 2008. Pypo had average bank deposits of $47.0 million in the nine months ended December 31, 2008, bearing an average interest rate of 1.44%, compared to average bank deposits of $15.2 million in the nine months ended December 31, 2007, bearing an average interest rate of 1.31%.

Interest Expense. Pypo’s interest expense increased $1.3 million, or 47.7%, from $2.7 million in the nine months ended December 31, 2007 to $4.0 million in the nine months ended December 31, 2008 due to an increase in average monthly loan amounts outstanding to fund working capital as a result of Pypo’s expansion of its operations, including its retail acquisitions completed in the nine months ended December 31, 2008, and an increase in the average interest rates on Pypo’s short term loans and notes payable. Pypo had average outstanding borrowings of $70.4 million, bearing an average interest rate of 7.7%, in the nine months ended December 31, 2008, as compared to average outstanding borrowings of $59.3 million, bearing an average interest rate of 6.07%, in the nine months ended December 31, 2007.

Income Tax Expense

Pypo’s income tax expenses increased $6.0 million, or 182.5%, from $3.2 million in the nine months ended December 31, 2007 to $9.2 million in the nine months ended December 31, 2008. Pypo’s effective tax rate for the nine months ended December 31, 2007 was 18.2% as compared to an effective tax rate of 34.3% for the nine months ended December 31, 2008. The increase in income tax expenses reflects the effects of the increase in the effective tax rate and the increase in income before income taxes. Pypo’s effective tax rate increased as a result of the increase in applicable tax rates (including the effects of preferential tax treatment and tax exemptions) for certain of Pypo’s subsidiaries and recognition of a capital gain tax of $1.1 million in connection with the disposal of Pypo’s 45% interest in Hebei Baibang Tech Co., Ltd., or Hebei Baibang, as further described in the section entitled “—Equity in Income of Affiliates” below.

Equity in Income of Affiliates

In the nine months ended December 31, 2008, Pypo reported $121,000 for its equity in the income of its affiliates, reflecting $404,000 of income associated with its 45% ownership of Hebei Baibang, which was acquired as part of Pypo’s acquisition of a 51% equity interest in Hebei Guoxun, $6,000 of income associated with its 50% ownership of Beijing Pypo Times Technology Co., Ltd., a loss of $237,000 associated with its 50% ownership of Beijing Yipai-top Communication Technology Co., Ltd., and the amortization of the difference between Pypo’s basis in the investment in Hebei Baibang and Pypo’s share of the underlying net assets of Hebei Baibang of $52,000. For the nine months ended December 31, 2007 Pypo had $0 income or loss associated with its 50% ownership of Beijing Pypo Times Technology Co., Ltd. in the nine months ended December 31, 2007.

Hebei Baibang engages in providing after-sales service for mobile phones. In December 2008, Hebei Guoxun disposed of its 45% ownership interest in Hebei Baibang in exchange for the existing operations of providing after-sales services for mobile phones in certain of Hebei Baibang’s retail shops. See Note 6 of the notes to Pypo’s unaudited consolidated financial statements for the nine months ended December 31, 2008.

Minority Interests

The minority interest in the net income of Pypo’s partially-owned consolidated subsidiaries was $64,000 in the nine months ended December 31, 2008. The minority interest in the net loss of Pypo’s partially owned consolidated subsidiaries was $48,000 in the nine months ended December 31, 2007. The increase in minority interest’s share in net income in the nine months ended December 31, 2008 was due to the acquisitions of Hebei Guoxun, Henan Xinya, Kunming Golden Broadway, Hunan Feon, Jiangsu Guanzhilin and Inner Mongolia Zhongyu, each of which Pypo has only a 51% equity interest.

Net Income

As a result of the foregoing, Pypo’s net income increased $3.0 million, or 20.4%, from $14.6 million in the nine months ended December 31, 2007 to $17.6 million in the nine months ended December 31, 2008.

Final Results of Operations for the Three Months Ended December 31, 2008

The following table sets forth a comparison of the preliminary information on the results of operations for the three month period ended December 31, 2008 that was included under the section entitled “Pypo’s Management’s Discussion of Financial Condition and Results of Operations – Recent Developments” in the original proxy statement/prospectus and the final results of operations for that period as included in the results of operations for the nine months ended December 31, 2008 as set forth in the unaudited condensed consolidated statement of income included with this prospectus supplement.

	For the three months ended December 31, 2008
In US$ millions	Preliminary Results	Final Results	Variance
Net Revenues	$151.7	$154.2	$2.5
Gross Profit	30.8	22.9	(7.9)
Income from Operations	19.5	18.0	(1.5)
Net Income	12.0	9.7	(2.3)

As stated in the original proxy statement/prospectus, the amounts set forth therein were preliminary and Pypo could not assure you that additional issues and adjustments might not be identified in the preparation of the final financial statements for the three months ended December 31, 2008.

The $2.5 million variance (increase) between the preliminary and final net revenues figures was the result of cut-off adjustments in the recognition of net revenues of Pypo’s retail operations.

The $7.9 million variance (decrease) between the preliminary and final gross profit figures was the result of adjustments made to the allocation of the reimbursement received from Samsung during the three months ended December 31, 2008. Pypo receives periodic payments from Samsung to promote the sale of certain products, as awards for certain purchase volumes and reimbursement of certain promotional activities. Pypo must allocate the lump sum payments received from Samsung among these categories. The change between the preliminary and final results for the three months ended December 31, 2008 reflects an adjustment decreasing the amount of the payment received during that period allocable to cost of revenues and correspondingly increasing the amount of the payment received during that period allocable to the reimbursement of promotional activities.

The $1.5 million variance (decrease) between the preliminary and final income from operations figures was the result of the under-accrual of December 2008 bonuses.

The $2.3 million variance (decrease) between the preliminary and final net income figure principally reflects an increase in the income tax expense for the three months ended December 31, 2008 as the result of the changes in Pypo’s estimates of the effective tax rates on the capital gain from the Hebei Baibang transaction (see the section entitled “—Equity in Income of Affiliates” above and Note 6 of the notes to Pypo’s unaudited consolidated financial statements included with this prospectus supplement) and on the distribution of retained earnings from certain PRC subsidiaries and under-accrual of December 2008 bonuses.

Liquidity and Capital Resources

Pypo’s principal sources of liquidity for the nine months ended December 31, 2008 were the cash flow generated by its operations and its financing activities. These sources of cash flows, together with cash balances and short-term investments on hand at April 1, 2008, were used to finance Pypo’s acquisitions and other investing activities during the nine months ended December 31, 2008. The use of the cash balances and short-term investments on hand at April 1, 2008 led to a $25.8 million decrease in cash and cash equivalents during the nine months ended December 31, 2008. As of March 31, 2008 and December 31, 2008 Pypo held $62.6 million and $38.5 million, respectively, in cash and cash equivalents.

For the nine months ended December 31, 2007, Pypo’s operations absorbed cash flows, which, together with a $63.4 million increase in cash at the end of the period, were financed by the proceeds from Pypo’s issuance of redeemable ordinary shares.

On January 30, 2009, Pypo HK entered into a term facility agreement with the Netherlands Development Finance Company, or FMO, pursuant to which FMO agreed to provide a term loan facility to Pypo HK in the aggregate amount of up to EUR 15,000,000, or the Facility. Pypo HK may request up to three loans under the Facility and Pypo HK shall repay the loans in three equal annual installments of EUR 5,000,000, commencing August 15, 2014. The loans are guaranteed by Pypo Cayman and secured by a first priority security pledge on the shares Pypo Cayman holds in Pypo HK, and the equity interest Pypo HK holds in Pypo Beijing. Given the increasing difficulty of obtaining credit at favorable rates and costs, Pypo established the Facility to secure funds at a rate that is lower than most of Pypo’s existing loans with PRC banks and to develop a relationship with FMO.

On February 17, 2009, Pypo HK drew down the full amount from the Facility. Pypo expects to use proceeds from the Facility to finance capital expenditures, working capital, expansion plans in central, Western and rural regions of the PRC, and to fund general corporate purposes. Amounts outstanding under the Facility will initially bear interest at a rate equal to the 6 month Euro interbank offered rate, or EURIBOR, plus 300 basis points. At maturity, Pypo HK will pay an additional amount equal to the aggregate interest Pypo HK would have paid if interest on the Facility had been fixed at 11% per annum during the term of the Facility (less the total amount of interest previously paid). Overdue amounts shall bear interest at a rate that is 12% higher than the rate otherwise due on the Facility. Pypo HK is required to make semi-annual interest payments under the Facility.

Notwithstanding the foregoing, if any Pypo entity or MK Cayman undertakes a fully underwritten IPO, reverse takeover or merger on an internationally recognized stock exchange, or a Qualified IPO, interest on the Facility will accrue at a rate equal to the 6 month EURIBOR rate plus 100 basis points. Pypo Hong Kong shall also pay FMO an additional premium representing the internal rate of return of 20% on the full amount of the Facility, or EUR 15,000,000, until the later of (i) date of the Qualified IPO and (ii) the date that is twelve months following the date on which Pypo HK draws down on the Facility. Pypo HK may pay 50% of this premium in shares of the listed entity in certain circumstances, depending on the exchange where the listing takes place.

The Facility includes covenants that, among other things, restrict Pypo HK, Pypo Beijing and their subsidiaries with respect to debt incurrence, liens, dividends, affiliate transactions, joint ventures, mergers, changes of auditors, asset sales and acquisitions. The Facility also includes certain financial covenants that, among other things, require Pypo HK to maintain minimum EBITDA and adjusted net income thresholds and margins, solvency ratios, leverage ratios and current ratios. As a result of these covenants, Pypo will be limited in the manner in which it conducts its business and may be unable to engage in certain business activities or finance future operations or capital needs. In particular, one of Pypo’s key strategies is to grow through acquisitions, joint ventures and other strategic alliances, and the Facility requires consent for any acquisitions or joint venture investments greater than EUR 4,000,000.

Pypo’s failure to comply with such covenants or an assessment that it is likely to fail to comply with such covenants could lead Pypo to seek an amendment to or a waiver of the financial covenants contained in the Facility or such alternative financing. Despite Pypo’s belief that it could obtain an amendment if necessary, Pypo cannot assure you that it would be able to obtain any amendments to or waivers of the covenants contained in the Facility or obtain alternative financing on favorable terms. Any amendment to or waiver of the covenants may involve upfront fees, higher annual interest costs and other terms less favorable to Pypo than those currently in the Facility.

Pypo’s cash consists of cash on hand and bank deposits denominated in RMB, U.S. dollars and Hong Kong dollars. Pypo’s principal uses of cash have been to fund working capital requirements, to purchase office space and office equipment, and to make acquisitions. In addition to these expenditures, in September 2008, Pypo approved a dividend of RMB 120.0 million ($17.6 million calculated at the exchange rate of 6.8 RMB to one U.S. dollar at such time). Pypo paid RMB 80.0 million of this dividend on November 4, 2008 ($11.7 million at the exchange rate at such time) and RMB 40.0 million of this dividend on November 10, 2008 ($5.8 million at the exchange rate at such time).

Pypo believes that its current cash and cash equivalents and the proceeds from the term loans made under the Facility will be sufficient to meet its anticipated cash through at least the end of fiscal 2010, including working capital, capital expenditures, acquisitions of six retail chains, and the expansion into central, western and rural regions of the PRC. Pypo may, however, require additional cash due to changing business conditions or other future developments, including any unanticipated investments or acquisitions Pypo may pursue.

If Pypo’s existing cash is insufficient to meet its requirements, Pypo may seek to sell additional equity or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts Pypo needs or on terms acceptable to Pypo. The sale of additional equity securities, including convertible debt securities, would dilute Pypo’s earnings per share. The incurrence of additional debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict Pypo’s operations and ability to pay dividends to shareholders, among other restrictions. The expected cost of debt servicing on the Facility is not expected to have a material effect on the availability of working capital. If Pypo is unable to obtain additional equity or debt financing as required, its business and financial condition may suffer.

The global economic downturn has negatively impacted the retail sector and the market for the distribution of wireless telecommunications products in China. This has been evidenced by weaker demand with respect to Pypo’s high end product line. Although Pypo cannot predict the impact of the global economic downturn on the wireless device industry, further deterioration in economic conditions would negatively impact Pypo’s revenue, financial conditions, results of operations and liquidity.

Cash Flows—Summary

The following table sets forth a summary of Pypo’s cash flows for the periods indicated:

	Nine Months Ended December 31,
In US$ millions	2007	2008
Net cash used in operating activities	$(10.5)	$(0.6)
Net cash used in investing activities	(0.7)	(32.0)
Net cash generated from financing activities	74.6	6.8

Net increase (decrease) in cash and cash equivalents	63.4	(25.8)
Cash and cash equivalents at the beginning of the year/period	8.4	62.6
Effect of exchange rate changes on cash	0.6	1.7

Cash and cash equivalents at the end of the year/period	$72.4	$38.5

Cash Flows—Operating activities

Cash flow used in operating activities decreased to $0.6 million in the nine months ended December 31, 2008 from cash flow used in operating activities of $10.5 million in the nine months ended December 31, 2007. The positive $9.8 million change in operating cash flows reflected the $3.0 million increase in net income from the nine months ended December 31, 2007 to the nine months ended December 31, 2008 together with cash flows provided by a $24.2 million increase in accounts payable, a $7.4 million decrease in notes receivable and a $4.9 million increase in taxes payable. These operating cash inflows were partially offset by a $25.5 million increase in accounts receivable, due primarily to increased sales in the nine months ended December 31, 2008, and $14.1 million increase in receivable from a vendor. The increase in accounts payable was a result of one month credit term extended by Samsung, while the increase in the receivables from a vendor resulted primarily from increased reimbursements from Samsung for promotional activities.

Cash Flows—Investing activities

Net cash used in investing activities in the nine months ended December 31, 2008 was $32.0 million, primarily attributable to a $27.5 million expended for Pypo’s acquisition of interests in six mobile phone retailers, a $2.2 million increase in amount due from related parties and $1.5 million increase in investment in an affiliated company.

Net cash used in investing activities in the nine months ended December 31, 2007 was $0.7 million, primarily attributable to a decrease in cash deposited in restricted bank accounts of $12.0 million to secure notes payable used to make purchases from suppliers, which was offset by an increase of $1.6 million in amounts advanced to an affiliated company, and an increase of $10.5 million in amounts advanced to related parties.

Pypo’s plan to acquire additional retail chains in the near future may further impact cash used in investing activities.

Cash Flows—Financing activities

Net cash generated from financing activities was $6.8 million in the nine months ended December 31, 2008, primarily attributable to the net proceeds from short-term loans of $41.9 million and capital contribution in subsidiaries by minority shareholders of $6.0 million, offset by the repayment of short-term loans of $23.3 million and dividend distributions of $17.6 million.

Net cash generated from financing activities was $74.6 million in the nine months ended December 31, 2007, primarily attributable to the net proceeds from the private placement of Pypo’s ordinary shares to ARCH for the amount of $87.6 million and proceeds from short-term loans of $30.5 million, offset by the repayment of short-term loans of $30.5 million and dividend distributions of $13.2 million.

Although Pypo did not have any long-term external debt financing or off-balance sheet arrangements as of December 31, 2008, any change in such financing or arrangements will impact future cash flow generated from or used in Pypo’s financing activities.

Cash Conversion Cycle

Pypo’s cash conversion cycle, which involves Pypo’s ability to invest in inventory and sell inventory and collect cash from customers, serves as an indicator of Pypo’s liquidity position. Although Pypo’s management does not regularly employ the cash conversion cycle in the day-to-day management of its business, Pypo believes that comparable companies customarily use this measure to help investors analyze a company’s liquidity position.

Pypo’s cash conversion cycle is as follows:

	Nine Months Ended December 31,
	2007	2008
Days sales outstanding in accounts receivable:	41.7	58.2
Days inventory on-hand:	40.9	47.6
Days payables outstanding in accounts payable:	26.7	28.9

Cash conversion cycle days	55.9	76.9

The cash conversion cycle is measured by the number of days Pypo requires to effect the cycle of investing in inventory, selling inventory, paying suppliers and collecting cash from customers. In accounting terms, the cash conversion cycle nets the days sales outstanding in accounts receivable, days inventory on-hand and days payable outstanding. In other words, the cash conversion cycle is calculated by subtracting the average days that accounts payable remain outstanding from the sum of the average days that accounts receivable remain outstanding and the average days inventory remains on hand. The components of the cash conversion cycle are:

•

The “days sales outstanding in accounts receivable,” which equals average accounts receivable (including notes receivable from customers) divided by average daily sales (inclusive of value-added taxes) for the relevant period.

•

The “days inventory on-hand,” which equals average inventory divided by average daily cost of revenue (adding back reimbursements, rebates and incentives received from suppliers) for the relevant period.

•	The “days payables outstanding,” which equals average accounts payable (including notes payable to suppliers) divided by average daily cost of revenue for the relevant period.

Decrease in the cash conversion cycle typically generates surplus cash for Pypo. Increase in the cash conversion cycle indicates cash consumption in the form of additional working capital.

Pypo’s cash conversion cycle increased to 76.9 days in the nine months ended December 31, 2008 from 55.9 days in the nine months ended December 31, 2007.

The days sales outstanding in accounts receivable increased from 41.7 days in the nine months ended December 31, 2007 to 58.2 days in the nine months ended December 31, 2008, primarily due to the extension of credit terms by Pypo to consumer electronics stores and large retailers.

Days inventory on-hand increased from 40.9 days in the nine months ended December 31, 2007 to 47.6 days in the nine months ended December 31, 2008 as a result of the lower-than-expected volume of sales in the nine months ended December 31, 2008, as well as the acquisitions of six retail chains during such period. Pypo’s acquisition of retail chains and the inclusion of their inventories in the days inventory on-hand will tend to increase the period inventories are held as the period will now also include the days a retailer holds inventory until it is sold to a customer. Previously Pypo was engaged only in wholesale distribution, and therefore its inventory holding period was limited to the days required to sell its inventory to retailers.

Days payables outstanding in accounts payable were 26.7 days in the nine months ended December 31, 2007 and 28.9 days in the nine months ended December 31, 2008. This measure varied depending primarily on the days payables outstanding in accounts payable and notes payable to suppliers in each period.

Capital Expenditures

Pypo incurred capital expenditures of $0.2 million and $0.8 million for the nine months ended December 31, 2007 and 2008, respectively. Pypo’s capital expenditures have been used primarily to purchase office space, office equipment and automobiles.

For fiscal 2009, Pypo estimates its expenditures for the acquisitions of retail businesses will be approximately $55.5 million and capital expenditures for the purchase of fixed assets will be approximately $1.0 million. During the first ten months of fiscal 2009, Pypo spent approximately $51.7 million for the acquisitions of retail businesses and approximately $0.5 million for the purchase of fixed assets, respectively. For fiscal 2010, Pypo expects that its capital expenditures will be approximately $10.0 million for the acquisition of retail businesses and $2.0 million for the purchase of fixed assets. The actual and remaining expected capital expenditures for acquisitions of retail businesses are higher in fiscal 2009 than in fiscal 2010, because in fiscal 2009 Pypo consummated the purchase of six retail chains and expects to consummate the purchase of additional retail chains in the remainder of the fiscal year. Based on current estimates, Pypo believes that existing cash on hand and cash flow from operations will be sufficient to operate its business and make capital expenditures. Pypo bases this belief on assumptions regarding future operating performance, which are described in the section of the original proxy statement/prospectus entitled “—Factors Affecting Future Results of Operations.” If the capital resources available to Pypo are not sufficient to finance its estimated capital expenditures, Pypo may be required to reduce the scope of its plans or extend the time required to implement them. This could have an adverse effect on Pypo.

Dividend Payable

In September 2008, Pypo approved the payment of a dividend of RMB 120.0 million (equivalent to $17.6 million calculated at an exchange rate of 6.8 RMB to one U.S. dollar) to its shareholders. Pypo paid RMB 80.0 million of this dividend on November 4, 2008 ($11.7 million at the exchange rate at such time) and RMB 40.0 million of this dividend on November 10, 2008 ($5.8 million at the exchange rate at such time).

Contractual Obligations

The following table sets forth Pypo’s contractual obligations as of March 31, 2008:

In US$ millions	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	There- after
Operating lease obligations	$0.4	$0.2	$0.2	$—	$—
Total	$0.4	$0.2	$0.2	$—	$—

Since March 31, 2008, Pypo has completed the acquisitions of six retail chains in Hebei, Yunnan, Henan, Hunan, Jiangsu, Shandong, Shanxi, Gansu, Inner Mongolia provinces and Shanghai. Assuming these retail chains are able to achieve the targeted profits in the next 2 to 3 years and no upward or downward adjustment will be made to the purchase consideration according to the terms stipulated in the purchase agreements in relation to these retail stores, the total purchase price of acquisition of these retail chains is $79.3 million of which $40.7 million has been paid as of December 31, 2008. As of December 31, 2008, the remaining payments in relation to the acquisitions which fall due in less than 1 year is $22.3 million, after 1 year and within 3 years is $14.7 million and after 3 years and within 5 years is $0. As part of the acquisition of these retail chains, Pypo took over the contractual lease obligations for the retail stores. As of December 31, 2008, payments in relation to the leases of these retail stores which fall due in less than 1 year is $12.3 million, after 1 year and within 3 years is $20.8 million, after 3 years and within 5 years is $13.5 million and after 5 years is $7.7 million. Pypo intends to satisfy these contractual obligations with its current cash and cash equivalents and the proceeds from the term loans made under the Facility.

In addition, Pypo is obligated to purchase from SanDisk mobile phone memory cards at a minimum aggregate purchase price of US$5.0 million. For more information regarding this purchase commitment, please see the section of the original proxy statement/prospectus entitled “Information About Pypo—Suppliers.”

Other than the contractual obligations set forth above, Pypo did not have any other operating lease obligations or other contractual obligations and commitments as of December 31, 2008.

Off-Balance Sheet Arrangements

Pypo has not entered, and does not expect to enter, into any off-balance sheet arrangements. Pypo also has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, Pypo has not entered into any derivative contracts that are indexed to equity interests and classified as shareholders’ equity. Furthermore, Pypo does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Pypo does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with it.

Inflation

According to the PRC National Bureau of Statistics, the Consumer Price Index in China increased 1.8%, 1.5%, 4.8% and 5.9% in calendar years 2005, 2006, 2007 and 2008 respectively. Inflation during those years did not have a material impact on Pypo’s results of operations. However, inflationary pressure in the current economic environment may impact Pypo’s future operations and financial performance.

INDEX TO FINANCIAL STATEMENTS

PYPO DIGITAL COMPANY LIMITED

Unaudited Condensed Consolidated Statements of Income for the nine months ended December 31, 2007 and 2008	F-2

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2008 and December 31, 2008	F-3 – F-4

Unaudited Consolidated Statements of Shareholders’ Equity and Comprehensive Income	F-5

Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended December 31, 2007 and 2008	F-6

Notes to the Unaudited Condensed Consolidated Financial Statements	F-7 – F-21

PYPO DIGITAL COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in USD thousands, except for share and per share data)

	Notes	For the nine months ended December 31,
		2007	2008
Net revenues		263,935	373,868
Cost of revenues		(226,851)	(319,840)

Gross profit		37,084	54,028
Other operating income	6 and 8	142	480
Selling and distribution expenses		(10,351)	(13,912)
General and administrative expenses		(5,968)	(10,529)
Impairment loss on goodwill		—	(71)

Income from operations		20,907	29,996
Others, net		(757)	141
Interest income		337	516
Interest expense		(2,703)	(3,991)

Income before income tax, equity in income of affiliated companies and minority interests		17,784	26,662
Income tax expense		(3,242)	(9,158)
Equity in income of affiliated companies		—	121
Minority interests in net income of consolidated subsidiaries		48	(64)

Net income		14,590	17,561

Net income per share:
- Basic and diluted	4	0.07	0.06

Weighted average number of shares used in calculating net income per share:
- Basic	4	197,100,000	272,700,000

Dividends declared	5	—	17,647

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PYPO DIGITAL COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in USD thousands, except for share and per share data)

	Notes	March 31, 2008	December 31, 2008
		(note 1)
ASSETS

Current assets:
Cash and cash equivalents		62,556	38,494
Restricted bank deposits		3,634	2,634
Accounts receivable (less allowance for doubtful accounts of $474 and $725 for March 31, 2008 and December 31, 2008, respectively)		58,266	85,749
Inventories		46,742	65,433
Notes receivable		10,702	3,590
Value added tax receivable		2,158	2,571
Amounts due from related parties	13(ii)	41,731	44,528
Amount due from affiliated companies		125	1,200
Receivable from a vendor		8,480	22,889
Other assets and receivables	7	10,203	25,332
Prepayments		3,320	10,084
Deferred tax assets		2,270	2,550

Total current assets		250,187	305,054

Non-current assets:
Property and equipment, net	9	7,874	15,800
Investments in affiliated companies	8	343	1,585
Intangible assets	2(a)	—	19,316
Goodwill	6	—	1,977
Other assets		—	1,333

Total non-current assets		8,217	40,011

Total assets		258,404	345,065

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PYPO DIGITAL COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-(CONTINUED)

(Expressed in USD thousands, except for share and per share data)

	Notes	March 31, 2008	December 31, 2008
		(note 1)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable		3,070	33,516
Notes payable		16,384	15,104
Provision for rebates and price protections		8,516	11,926
Advance payments from customers		7,377	1,792
Other payables and accruals	10	6,097	23,224
Income taxes payable		2,527	7,554
Amounts due to related parties	13(ii)	20,143	20,000
Short-term borrowings		40,604	60,428

Total current liabilities		104,718	173,544

Non-current liabilities:
Deferred tax liabilities		388	1,928

Total liabilities		105,106	175,472

Minority interest		649	12,968

Mezzanine Equity
Redeemable ordinary shares ($0.0001 par value, 90,000,000 and nil issued and outstanding as of March 31, 2008 and December 31, 2008, respectively)	11	85,117	—

Shareholders’ equity:
Ordinary shares ($0.0001 par value, 1,000,000,000 shares authorized, 182,700,000 and 272,700,000 issued and outstanding as of March 31, 2008 and December 31, 2008, respectively)		18	27
Additional paid-in capital		12,082	97,190
Accumulated other comprehensive income		10,704	14,766
Retained earnings		44,728	44,642

Total shareholders’ equity		67,532	156,625

Total liabilities and shareholders’ equity		258,404	345,065

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PYPO DIGITAL COMPANY LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

(Expressed in USD thousands, except for share and per share data)

	Ordinary shares
	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity	Comprehensive income
Balance as of April 1, 2007	1,000	—	12,082	1,710	14,484	28,276

Net income	—	—	—	—	14,590	14,590	14,590
Foreign currency translation adjustments	—	—	—	2,099	—	2,099	2,099
Issuance of shares to ordinary shareholders	182,699,000	18	—	—	—	18	—

Balance as of December 31, 2007	182,700,000	18	12,082	3,809	29,074	44,983	16,689

Balance as of April 1, 2008	182,700,000	18	12,082	10,704	44,728	67,532

Net income	—	—	—	—	17,561	17,561	17,561
Foreign currency translation adjustments	—	—	—	4,062	—	4,062	4,062
Waiver of redemption rights	90,000,000	9	85,108	—	—	85,117	—
Dividends (note 5)	—	—	—	—	(17,647)	(17,647)	—

Balance as of December 31, 2008	272,700,000	27	97,190	14,766	44,642	156,625	21,623

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PYPO DIGITAL COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in USD thousands)

	For the nine months ended December 31,
	2007	2008
Cash flows from operating activities:
Net income	14,590	17,561
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property and equipment	350	581
Amortization of intangibles	—	136
Allowance for doubtful accounts	(8)	249
Provision for inventories	2,192	(247)
Loss on disposal of property and equipment	—	7
Impairment loss of goodwill	—	71
Equity in income of affiliated companies	—	121
Minority interests	(48)	64
Fair value change in interest in an affiliated company	—	(26)
Changes in operating assets and liabilities:
Accounts receivable	(11,805)	(25,511)
Inventories	(17,832)	185
Notes receivable	(3,990)	7,427
Value added tax receivable	(1,937)	511
Receivable from a vendor	18,878	(14,159)
Other assets and receivables	(2,122)	256
Prepayments	946	(5,314)
Accounts payable	756	24,175
Provision for rebates and price protection	922	3,159
Advance payments from customers	3,683	(5,916)
Other payables and accruals	(3,275)	(7,224)
Taxes payable	(517)	4,870
Notes payable	(12,598)	(2,375)
Changes in deferred taxes	1,364	818

Net cash used in operating activities	(10,451)	(581)

Cash flow from investing activities:
Restricted bank deposits	11,960	1,720
Amount due from an affiliated company	(1,596)	(1,071)
Purchase of property and equipment	(214)	(808)
Proceeds from disposal of property and equipment	10	15
Net cash paid for acquisition of equity interest of subsidiaries, net of cash acquired of $7,184	—	(27,517)
Amounts due from related parties	(10,543)	(2,157)
Short term investments	—	(47,983)
Maturity of short term investments	—	47,983
Deposits paid for acquisition of entities	—	(728)
Investment in an affiliated company	(345)	(1,464)

Net cash used in investing activities	(728)	(32,010)

Cash flow from financing activities:
Proceeds from issuance of redeemable ordinary shares, net of issuance costs	87,617	—
Proceeds from issuance of ordinary shares	18	—
Proceeds from short-term borrowings	30,535	41,871
Repayment of short-term borrowings	(30,535)	(23,313)
Capital contribution in subsidiaries by minority shareholders	—	6,012
Amounts due to related parties	137	(143)
Dividends to ordinary shareholders	(13,204)	(17,647)

Net cash provided by financing activities	74,568	6,780

Net increase / (decrease) in cash and cash equivalents	63,389	(25,811)

Cash and cash equivalents:
At beginning of period	8,447	62,556
Effect of foreign exchange rate change	586	1,749

At end of period	72,422	38,494

Supplemental disclosure of cash flow information
Cash paid during the period for:
Income tax expense	47	1,371
Interest paid	2,703	4,093

Supplemental schedule of non-cash investing and financing activities
Acquisition of repair and maintenance business	—	2,249

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in USD thousands, except share, per share data or stated otherwise)

1.	Basis of preparation

Pypo Digital Company Limited (the “Company”) was incorporated under the laws of the Cayman Islands as a limited liability company on October 3, 2007. The Company and its subsidiaries and variable interest entity (collectively the “Group”) are principally engaged in the provision of wholesale distribution and retail sales of mobile phones, notebooks and other peripherals and the provision of after-sales services for mobile phones in the People’s Republic of China (“PRC”).

PRC regulations currently limit foreign ownership of companies that provide wholesale or retail services with more than 30 chain stores. To comply with these regulations, the Group conducts its activities in the retail chain store sector through its consolidated variable interest entity (“VIE” or “VIE subsidiary”), Beijing Feijie Investment Co., Ltd. (“Beijing Feijie”), a company established in Beijing, the PRC on November 13, 2007.

In May 2008, Beijing Feijie completed an acquisition of 51% of equity interest in Hebei Guoxun Huifang Telecommunications Equipment Co., Ltd. (“Hebei Guoxun”) and its affiliated companies. In August 2008, Beijing Feijie completed acquisitions of 51% equity interest in each of Henan Xinya Telecommunications Equipment Co., Ltd (“Henan Xinya”) and Kunming Golden Broadway Technology Development Co., Ltd (“Kunming Golden Broadway”). In October 2008, Beijing Feijie completed acquisitions of 51% equity interest in Jiangsu Guanzhilin Mobile Phones Hypermarket Co., Ltd. (“Jiangsu Guanzhilin”) and 100% interest in Hunan Feon Telecommunications Technology Co., Ltd. (“Hunan Feon”). In December 2008, Beijing Feijie completed acquisitions of 51% equity interest in Inner Mongolia Chuangxin Zhongyu Shidai Mobile Phones Marketing & Management Co., Ltd. (“Inner Mongolia Zhongyu”). These newly acquired subsidiaries are in the wireless equipment retail business. See note 6 for details of acquisitions.

The total assets, liabilities, net assets, net revenues, operating costs and expenses and net loss of Beijing Feijie and its subsidiaries are as follows:

As at and for the nine months period ended December 31, 2008
Total assets	128,362
Total liabilities (excluding minority interests)	(114,618)

Net assets	13,744
Minority interests	(12,968)

776

Net revenues	78,022
Operating costs and expenses	(78,637)

Loss before minority interests	(615)
Minority interests in net loss	(71)

Net loss	(686)

The accompanying unaudited condensed consolidated financial statements have been prepared by the Group without an audit, pursuant to accounting principles generally accepted in the United States of America (“US GAAP”), and the rules and regulations of the Securities and Exchange Commission (“SEC”). As permitted by the rules of the SEC governing interim financial statements, the accompanying unaudited condensed interim financial statements do not include all of the disclosures that would normally be required by US GAAP. In the opinion of management, the unaudited condensed consolidated interim financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary to present fairly the Group’s unaudited condensed consolidated financial position at December 31, 2008, the Group’s unaudited condensed consolidated statement of income and cash flows for the nine months ended December 31, 2007 and 2008 and the Group’s unaudited condensed consolidated statement of shareholders’ equity and comprehensive income for the nine months ended December 31, 2007 and 2008. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The consolidated balance sheet data as of March 31, 2008 were derived from audited consolidated financial statements, but do not include all disclosures required by generally accepted accounting principles.

These unaudited condensed consolidated financial statements and the notes thereto should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2008 included in the proxy statement/prospectus dated May 14, 2009.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(Expressed in USD thousands, except share, per share data or stated otherwise)

2.	Summary of Significant Accounting Policies

(a)	Goodwill and intangible Assets

Goodwill represents the excess of costs of businesses acquired over fair value of acquired net tangible and identifiable intangible assets. Goodwill and identifiable intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB Statement No. 142, “Goodwill and Other Intangible Assets.”

During the nine month period ended December 31, 2008, goodwill amounting to US$1,977 is recognized through an acquisition of after-sales services for mobile phones business (see note 6).

Identifiable intangibles are required to be determined separately from goodwill based on fair value. In particular, an intangible that is acquired in a business combination is recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. The identifiable intangible assets with finite lives are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the intangible assets’ economic lives.

The economic lives and net carrying values of the identifiable intangible assets are as follows:

		At December 31, 2008
	Economic lives	Cost	Accumulated amortization	Foreign exchange alignment	Net carrying values
Trade name	Indefinite	17,394	—	27	17,421
Non-compete agreement	3.4 – 4.0 years	517	(35)	1	483
Put options on land and buildings (Note)	3 years	247	(57)	7	197
After-sales service agreement	4.2 – 5 years	1,260	(44)	(1)	1,215

		19,418	(136)	34	19,316

Note:

The put options on the land and buildings represents the Group’s right to dispose of the land and buildings to the selling shareholder of Hebei Guoxun within three years from the date of acquisition of Hebei Guoxun with an annual increment of 15% of its fair value as of the acquisition date of Hebei Guoxun.

The identifiable intangible assets above result from the Group’s May 2008 acquisition of a 51% interest in Hebei Guoxun, its August 2008 acquisitions of 51% interests in each of Henan Xinya and Kunming Golden Broadway, its October 2008 acquisition of 51% interest in Jiangsu Guanzhilin, its October 2008 acquisition of 100% interest in Hunan Feon and its December 2008 acquisition of 51% interest in Inner Mongolia Zhongyu (the “Retail Business Acquisitions”) and its December 2008 acquisition of the after-sale service business of certain of the retail stores of Hebei Baibang Tech. Co. Ltd. (the “R&M Business”). The amounts assigned to the identifiable intangible assets of the acquired businesses as of December 31, 2008 are based on the preliminary assessment of their fair values and are subject to change pending the finalization of the valuations of these intangibles. The finalization of those valuations could affect the amounts assigned to the intangible assets or goodwill of the acquired businesses and the related periodic amortization charges for these intangible assets.

(b)	Impairment of long-lived tangible and finite-lived intangible assets

Long-lived assets, and finite-lived identifiable intangible assets are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Group reviews its long-lived tangible and finite-lived intangible assets for potential impairment based on a review of projected undiscounted future cash flows associated with these assets. When the review of projected undiscounted cash flows indicates the existence of a potential impairment, the measurement of impairment losses for assets that the Group expects to hold and use is based on the estimated fair value of the assets.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(Expressed in USD thousands, except share, per share data or stated otherwise)

2.	Summary of Significant Accounting Policies

(b)	Impairment of long-lived tangible and finite-lived intangible assets—continued

At March 31, 2008 and December 31, 2008, the carrying values of the Group’s finite-lived intangible assets are $0 and $1,895, net of accumulated amortization of $0 and $136, respectively, and are currently being amortized over three to five years. For the nine months ended December 31, 2007 and 2008, the Group incurred no impairment charges. The following sets forth at December 31, 2008 the amortization expense for finite-lived intangible assets the Group expects to recognize during the remained of the fiscal year ended March 31, 2009 and over next five fiscal years thereafter:

January 1, 2009 - March 31, 2009	127
Year ending 2010	505
Year ending 2011	505
Year ending 2012	420
Year ending 2013	295
Year ending 2014	43

(c)	Impairment of Goodwill and Indefinite Life Intangible Assets

Goodwill is not amortized but is tested for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities.

Intangible assets with indefinite lives are not amortized but are tested for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. The impairment of an indefinite life intangible asset is based on a comparison of its fair value to its carrying amount. If the carrying amount of an indefinite life intangible asset exceeds its fair value, an impairment loss is recognized for the excess. The estimation of fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

During the nine months ended December 31, 2008, the Company recorded an impairment charge for the entire $71 of goodwill arising from the acquisition of Beijing Dongdian Wuxian Mobile Media Technology Co., Ltd. (“Beijing Dongdian”) because management expects Beijing Dongdian to incur losses for the foreseeable future, as a result of which management concluded that the carrying amount of the goodwill exceeded its fair value.

(d)	Investments under equity method

The investments in entities over which the Group has the ability to exercise significant influence are accounted for using the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Group’s share of undistributed earnings or losses of these entities, by the amortization of any difference between the amount of the Group’s investment and its share of the net assets of the investee, and by dividend distributions or subsequent investments. All unrealized inter-company profits and losses are eliminated under the equity method.

When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of income when the decline in value is considered other than temporary.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(Expressed in USD thousands, except share, per share data or stated otherwise)

2.	Summary of Significant Accounting Policies—continued

(e)	Contingent Consideration

The Group has incorporated contingent consideration into the structure of certain of the acquisitions completed in the nine months ended December 31, 2008. These arrangements generally result in the reduction of cash payments or transfer of shares from the sellers at nil consideration upon the acquired entities’ failure of performance targets for the periods ranging from 2 to 3 years after the acquisitions as stipulated in the acquisition agreements.

Reduction of cash payments or transfer of shares which are determined to be adjustments on purchase consideration will be accounted for as part of the purchase of the acquired entities when the outcome of the contingency is determinable beyond a reasonable doubt (see note 6).

(f)	Performance bonus

As stipulated in the Operating and Management Agreements entered into between Beijing Feijie and the key management of Hebei Guoxun, Henan Xinya, and Jiangsu Guanzhilin, the key management of these three entities will entitle to the performance bonus upon the achievement of the performance condition: (1) operating targets for the periods ranging from 2 to 3 years after the acquisitions and (2) rendering of services for the specified period. Accruals of compensation cost for such award with a performance condition shall be based on the probable outcome of that performance condition. Compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will be achieved. The Group has not recognized an accrual for the compensation for the nine months ended December 31, 2008 since the management estimate that it is probable that the performance condition could not be met.

3.	Income taxes

The Group adopted FASB Interpretation No. 48, “Accounting for uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”) on April 1, 2007. Based on its FIN 48 analysis documentation, the Group made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. As a result of the implementation of FIN 48, the Company had approximately $436 in total unrecognized tax benefits at April 1, 2007. The Group has elected to classify interest and/or penalties relating to income tax matters within income tax expenses. The amount of penalties and interest as of March 31, 2008 is immaterial. The Group had no significant unrecognized tax benefits in connection with tax uncertainties during the period ended December 31, 2008. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

At March 31, 2008 and December 31, 2008 the Group has net operating loss carryforwards that result in non-current deferred tax assets, before valuation allowances, of $1,785 and $2,762, respectively. The realization of the recorded deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of net operating loss carried forward of $8,565 and $11,046 as of March 31, 2008 and December 31, 2008, respectively, which will expire in year 2012 and 2013. The Group has provided a valuation allowance for the full amount of the deferred tax assets relating to the future benefit of net operating loss carried forward as management is not able to conclude that the future realization of those net operating loss carry forwards is more likely than not.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(Expressed in USD thousands, except share, per share data or stated otherwise)

4.	Net income per share

Basic earnings per share is based on the weighted average number of common shares outstanding during each period. The calculations of basic earnings per share are computed as follows:

	For the nine months ended December 31,
	2007	2008
Numerator:
Net income	14,590	17,561

Denominator:
Denominator for basic earnings per share - Weighted-average ordinary shares outstanding during the period	197,100,000	272,700,000

Basic earnings per share	0.07	0.06

As the Group has no dilutive potential common shares that are outstanding for each of the nine months period ended December 31, 2007 and 2008, no diluted earnings per share is presented.

5.	Dividends

In September 2008, the Board of Directors of the Company approved a dividend of $17,647 (equivalent to RMB120 million) or $0.06 per share, payable to all the Company’s shareholders. The dividend was related to Company’s calendar year 2006. The dividend was paid in November 2008.

6.	Acquisitions

During the nine months ended December 31, 2008 the Group completed the following acquisitions which were not individually material:

Company/Business name	Nature of business	Date of acquisition	Interest acquired
Hebei Guoxun	Retail sale of wireless equipment	May 1, 2008	51%
Henan Xinya	Retail sale of wireless equipment	August 22, 2008	51%
Kunming Golden Broadway	Retail sale of wireless equipment	August 28, 2008	51%
Hunan Feon	Retail sale of wireless equipment	October 21, 2008	100%
Jiangsu Guanzhilin	Retail sale of wireless equipment	October 31, 2008	51%
Inner Mongolia Zhongyu	Retail sale of wireless equipment	December 1, 2008	51%
R&M business (Note)	Provision of after sales services for wireless equipment	December 8, 2008	100%

Each of the acquisitions was accounted for as a purchase under Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combination.” The interests in the assets acquired and liabilities assumed were recorded at their fair values, and the results of the acquired entities’ operations were included in the Group’s consolidated results of operations from the respective dates of the acquisitions.

The acquisitions (except for the acquisition of the R&M business) were generally structured such that the total purchase price to be paid will depend on the level of profits, as defined, that the acquired entity achieves over periods ranging from 2 to 3 years after the acquisitions. A portion of the potential purchase price was paid at closing, and additional payments will be made to the sellers, or the sellers will return to the Group some or all of the payment made to date, when the level of the achievement of the profit targets is determined. Where the Group acquired less than 100% of the acquired entity, if the acquired entity fails to achieve the profit target, the seller will have the choice of either accepting a reduction of the total cash payment or transferring an additional interest in the acquired entity to the Group.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(Expressed in USD thousands, except share, per share data or stated otherwise)

6.	Acquisitions—continued

As required by SFAS No. 141, for acquisitions for which a portion of the purchase price is contingent on future results, the amount of the purchase price recorded at closing represented the sum of (i) any amount of the payments that are not contingent on the level of future profits, and (ii) that portion of the future contingent payments required to record the net tangible and identifiable intangible assets at their full fair value without any recognition of goodwill or reduction for the allocation of “negative goodwill,” if any.

The following table sets forth acquisitions for which a portion of the purchase price is contingent on future results (i) the maximum purchase prices, (ii) the amount of the purchase price recorded at the respective dates of the acquisition, (iii) the payments made as of December 31, 2008, (iv) the amount by which the purchase price payments made to date exceed the purchase price recorded at closing (as described above), which is accounted for as a deposit paid on the contingent purchase price and reflected as current asset in the Group’s consolidated balance sheet in other assets and receivables (see Note 7) and (v) the maximum additional interest the seller could elect to transfer to the Group in lieu of accepting lower payments if the targets are not met:

Company	Maximum purchase price	Purchase price recorded at closing	Payments to December 31, 2008	Excess paid over amount recorded at closing (deposit) (see Note 7)	Maximum additional interest seller could transfer
Hebei Guoxun	9,909	6,259	6,471	212	49%
Henan Xinya	5,746	2,044	2,298	254	49%
Kunming Golden Broadway	4,328	1,654	1,731	77	49%
Hunan Feon	10,384	4,983	5,853	870	0%
Jiangsu Guanzhilin	46,324	13,202	23,132	9,930	49%
Inner Mongolia Zhongyu	2,612	1,151	1,269	118	49%

				11,461
	Effect of changes in exchange rates			(130)

	Total deposits on contingent payments (note 7)			11,331

For these acquisitions, if the profit targets are met and the sellers retain those payments and/or Group is required to make additional payments, such payments will be accounted for as an adjustment of the purchase price and will be recorded as goodwill. If profit targets are not met and the Group is entitled to receive the return of any portion of the payments made to date, the repayments will first reduce the deposit on the contingent payments and then will reduce the purchase price recorded at closing, which will be accounted for as a reduction in the amounts recorded for long-term tangible and intangible assets. Where the seller elects to transfer an additional interest to the Group in lieu of the reduction of the cash payments, the transfer of an additional interest will be accounted for as an equity transaction with no gain or loss to be recognized.

As part of its May, 2008 acquisition of an interest in Hebei Guoxun, the Group acquired a 45% interest in Hebei Baibang Tech Co., Ltd. (“Hebei Baibang”), a company engaged in mobile phone retail sales and after-sales services. In December, 2008 Hebei Guoxun disposed of its 45% equity interest in Hebei Baibang in exchange for the existing operations of providing after-sales services in certain of Hebei Baibang’s retail stores (“the R&M Business”) and a cash payment of $276. The Group accounted for the exchange of the 45% interest in Hebei Baibang for the R&M Business as the acquisition of a business under SFAS No. 141. The cost of the acquisition of the R&M Business was measured as the December, 2008 fair value of the 45% interest in Hebei Baibang less the cash received, and the Group recorded a gain of $26 for the difference between its basis in its 45% interest in Hebei Baibang and the consideration it received. The allocation of the cost of the R&M Business, which totaled $2,249, resulted in $322 of identifiable intangible asset, consisting of after-sales agreements, and $1,977 of goodwill, after adjusting the acquired R&M Business tangible assets to their fair value. The intangible asset and the goodwill result principally from the excess of the fair value of the purchase price originally allocated to the 45% interest in Hebei Baibang at the time of the May 2008 acquisition of Hebei Guoxun over the Group’s share of its underlying net assets of Hebei Baibang (see Note 8).

The following table sets for the amounts of the recorded purchase prices preliminary assigned to identifiable intangible assets and goodwill, as explained on Note 2(a). The amounts set forth below are based on the preliminary assessment of the fair values of the acquired assets and are subject to change pending the finalization of the valuation of these intangibles. The finalization of those valuations could affect the amounts assigned to the intangible assets or goodwill and the related periodic amortization charges for intangible asset.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(Expressed in USD thousands, except share, per share data or stated otherwise)

6.	Acquisitions—continued

Company	Trade name	Non-compete agreements	Put option on land and buildings	After-sales agreements	Goodwill
Hebei Guoxun	1,766	67	247	—	—
Henan Xinya	1,378	31	—	—
Kunming Golden Broadway	857	36	—	51
Hunan Feon	2,573	41	—	887
Jiangsu Guanzhilin	10,037	338	—	—
Inner Mongolia Zhongyu	783	4	—	—
R&M Business	—	—	—	322	1,977

Total	17,394	517	247	1,260	1,977

Amortization period	indefinite	3.4 - 4.0 years	3 years	4.2 - 5.0 years	indefinite

The following unaudited pro forma consolidated financial information reflects the results of operations for the nine months ended December 31, 2008 and 2007, as if all the acquisitions completed during the nine months ended December 31, 2008 had occurred on April 1, 2008 and 2007 respectively, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place at the beginning of the periods presented, and may not be indicative of future operating results.

	For the nine months ended December 31,
	2007	2008
Net sales	501,961	502,493

Net income	14,327	17,573

Weighted average ordinary share number
Earnings per share
Basic	0.07	0.06

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(Expressed in USD thousands, except share, per share data or stated otherwise)

7.	Other assets and receivables

	As at March 31, 2008	As at December 31, 2008
Rental and utility deposits	64	2,742
Advance to staff	9	360
Deposit paid for acquiring new entities (Note i)	9,251	—
Deposits on contingent purchase prices (see note 6)	—	11,331
Receivable from entities owned by minority shareholders of subsidiaries	—	5,369
Others (Note ii)	879	5,530

	10,203	25,332

Note:

i)	As at March 31, 2008, the Group through its VIE subsidiary, Beijing Feijie, paid $9,251 to the respective shareholders of non-related parties to acquire their interests in three entities which are principally engaged in retailing of mobile phones. These acquisitions were not completed as at March 31, 2008 and were completed during the nine months ended December 31, 2008.

ii)	Mainly receivables due from third parties which are unsecured and interest free.

8.	Investments in affiliated companies

The Group’s carrying amount and percentage ownership of the investments in affiliated companies as at December 31, 2008:

	As at December 31, 2008
	Amount	Percentage of ownership
Beijing Pypo Times Technology Co., Ltd. (Note b)	359	50%
Beijing Yipai-top Communication Technology Co., Ltd. (“Beijing Yipai-top”) (Notes b and c)	1,226	50%

	1,585

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(Expressed in USD thousands, except share, per share data or stated otherwise)

8.	Investments in affiliated companies—continued

The Group’s equity in the income / (loss) of the affiliated companies for the nine months ended December 31, 2007 and 2008 was as follows:

	For the nine months ended December 31,
	2007	2008
Equity in income / (loss) of
- Hebei Baibang (Note a & b)	—	404
- Beijing Pypo Times Technology Co., Ltd. (Note b)	—	6
- Beijing Yipai-top (Notes b & c)	—	(237)
Amortization of difference between basis of investment in Hebei Baibang and share of Hebei Baibang's net assets	—	(52)

	—	121

Note a:

In May 2008, the Group acquired a 45% interest in Hebei Baibang as part of Beijing Feijie’s acquisition of a 51% interest in Hebei Guoxun. Pursuant to the agreement for the acquisition of Beijing Feijie’s interest in Hebei Guoxun, the Group is entitled to 55% of the income of Hebei Baibang and the selling shareholder of Hebei Guoxun has guaranteed that Beijing Feijie will receive a minimum annual profit of RMB3,500,000 for each of the year ended March 31, through March 31, 2028. Hebei Baibang was established for the purpose of engaging in provision of after sales services for mobile phones in the PRC. The Group has accounted for this investment using equity method of accounting. In December 2008, Hebei Guoxun disposed of its 45% interest in Hebei Baibang to a third party in exchange for the R&M Business, with a fair value at the disposal date of $2,762, and $276 cash consideration received (also refer to note 6). During period from May 1, 2008 to disposal date, the Group recorded its equity in the income of Hebei Baibang based on its 55% interest.

Note b:

The combined results of operations and financial position of these investments are summarized below:

From May 1, 2008 to December 31, 2008
Condensed statement of operations information:
Revenue	6,151
Net profit	2

Group’s equity in net profit of investee	121

As of December 31, 2008
Condensed balance sheet information:
Current assets	4,782
Non-current assets	8

4,790

Liabilities	1,620
Equity	3,170

4,790

Group’s share of net assets	1,585

Note c:

In August 2008, the Group and an individual third party formed an affiliated company, Beijing Yipai-top, which is engaged in the retail sale of wireless equipment.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(Expressed in USD thousands, except share, per share data or stated otherwise)

9.	Property and equipment, net

Property and equipment consisted of the following:

	As at March 31, 2008	As at December 31, 2008
Buildings	6,254	11,690
Leasehold improvements	384	214
Machinery and equipment	158	1,647
Electronic equipment	980	2,187
Motor vehicles	1,276	1,949

Sub-total	9,052	17,687
Less: accumulated depreciation	(1,178)	(1,887)

Property and equipment, net	7,874	15,800

10.	Other payables and accruals

	As at March 31, 2008	As at December 31, 2008
Salaries and welfares accrual	600	4,013
Business tax and other taxes payable	62	2,303
Payables to entities owned by minority shareholders of subsidiaries	—	11,159
Success fee payable for the private placement	2,500	—
Rental payables	—	521
Others	2,935	5,228

	6,097	23,224

11.	Capital Structure

On November 16, 2007, the Company issued 90,000,000 redeemable ordinary shares at par value of $0.0001 each to ARCH Digital Holdings Limited (“ARCH Digital”). Pursuant to the Equity Subscription Agreement entered in between ARCH Digital, the Company and its shareholders dated October 15, 2007 (“Equity Subscription Agreement”), ARCH Digital may at it sole discretion, choose but is not obligated to, terminate the purchase and request redemption of all the purchased shares if certain performance targets are not met. Upon such redemption request by ARCH Digital, the Company, Beijing Pypo Technology Group Company Limited (“Pypo Beijing”) and the Company’s shareholders shall have the joint and several obligation to promptly redeem the purchased shares from ARCH Digital, and as consideration thereof, to pay $90,000 to ARCH Digital within 60 days of the redemption request, in such manner (including form of payment) as satisfactory to ARCH Digital. Accordingly, these redeemable ordinary shares are classified as mezzanine equity as of March 31, 2008. In June 2008, ARCH Digital waived this redemption right under the Equity Subscription Agreement and thereafter such amount was re-classified from mezzanine equity to ordinary shares ($9) and additional paid in capital ($85,108).

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(Expressed in USD thousands, except share, per share data or stated otherwise)

12.	Segment Information

During the quarter ended December 31, 2008, as a result of the completion of the acquisition of six retail sales groups, the Group has changed its reportable segment based on the types of customers receiving its products : “distribution business” and “retail business.” The “distribution business” is comprised of the Group’s wholesale distribution of mobile phones, notebooks and other peripherals to retail resellers (including those owned by the Group). The “retail business” is comprised of the Group’s interest in companies that operate retail stores that sell mobile phones, notebooks and other peripherals, and after-sales service. Each reporting segment derives its revenue from the sales to different types of customers, which is the responsibility of a member of the senior management of the Group who has knowledge of the business specific operational risks and opportunities. The Group’s chief operating decision maker (“CODM”) have been identified as the President and Chief Executive Officer, who review operating results by customer group to allocate resources and assess performance of the Group.

Prior to quarter ended December 31, 2008, the Group had two reportable segments based on its major product groups: “Mobile phones” and “Notebooks and peripherals.” With the change of composition of reportable segments, the nine months ended December 31, 2007 comparative numbers are restated accordingly to conform to the nine months ended December 31, 2008 composition of its reportable segments. The change in composition of reportable segments did not have any impact on either the financial results or financial position of the Company in prior periods.

The financial information provided for the segments are based on internal management reports. The principal measurement differences between this financial information and the consolidated financial statements are the accrual basis recording, for the consolidated financial purposes, of sales rebates, price protection provisions and returns. The Group does not allocate operating expenses to individual reporting segments when making decisions about resources to be allocated to the segment and assessing its performance.

The financial information as reviewed by the Group’s CODM are as follows:

	Distribution business		Retail business		Consolidated
	For the nine months ended December 31		For the nine months ended December 31		For the nine months ended December 31
Business segment	2007	2008	2007	2008	2007	2008
Net revenues	266,113	304,490	—	78,022	266,113	382,512
Cost of revenues	(225,568)	(270,267)	—	(67,417)	(225,568)	(337,684)

	40,545	34,223	—	10,605	40,545	44,828

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(Expressed in USD thousands, except share, per share data or stated otherwise)

12.	Segment Information—continued

	Distribution business		Retail business		Consolidated
	For the nine months ended December 31		For the nine months ended December 31		For the nine months ended December 31
Business segment	2007	2008	2007	2008	2007	2008
Revenue from external customers	266,113	300,878	—	78,022	266,113	378,900
Inter-segment revenue	—	3,612	—	—	—	3,612

Total revenues per segment revenue	266,113	304,490	—	78,022	266,113	382,512
Reconciliation adjustments:
Provision of sales rebates and price protection (a)	(130)	(3,167)	—	—	(130)	(3,167)
Adjustment for sales return (b)	(2,048)	(2,270)	—	—	(2,048)	(2,270)
Reclassification of imbursement and rebates from Samsung (e)	—	405	—	—	—	405
Inter-segment revenue (g)	—	(3,612)	—	—	—	(3,612)

Total consolidated net revenues, as reported	263,935	295,846	—	78,022	263,935	373,868

Total cost of revenues per segment cost of revenues	(225,568)	(270,267)	—	(67,417)	(225,568)	(337,684)
Reconciliation adjustments:
Adjustment for sales returns (b)	2,283	2,434	—	—	2,283	2,434
Unrealized profit (c)	(2,815)	2,939	—	—	(2,815)	2,939
Adjustment for inventory allowances (d)	(802)	244	—	—	(802)	244
Reclassification of reimbursement and rebates from Samsung (e)	490	10,351	—	—	490	10,351
Adjustment for business tax (f)	(439)	(1,736)	—	—	(439)	(1,736)
Inter-segment revenue (g)	—	—	—	3,612	—	3,612

Total consolidated cost of revenues, as reported	(226,851)	(256,035)	—	(63,805)	(226,851)	(319,840)

Gross profit before reconciliation:	40,545	34,223	—	10,605	40,545	44,828
Reconciliation adjustments:
Provision of sales rebates and price protection (a)	(130)	(3,167)	—	—	(130)	(3,167)
Adjustment for sales returns (b)	235	164	—	—	235	164
Unrealized profit (c)	(2,815)	2,939	—	—	(2,815)	2,939
Adjustment for inventory allowances (d)	(802)	244	—	—	(802)	244
Reclassification of reimbursements and rebates from Samsung (e)	490	10,756	—	—	490	10,756
Adjustment for business tax (f)	(439)	(1,736)	—	—	(439)	(1,736)
Inter-segment revenue (g)	—	(3,612)	—	3,612	—	—

Total consolidated gross profit, as reported	37,084	39,811	—	14,217	37,084	54,028

Other operating income					142	480
Selling and distribution expenses					(10,351)	(13,912)
General and administrative expenses					(5,968)	(10,529)
Impairment loss on goodwill					—	(71)

Income from operations					20,907	29,996
Others, net					(757)	141
Interest income					337	516
Interest expenses					(2,703)	(3,991)

Income before income tax, equity in (loss/income of affiliated companies and minority interests					17,784	26,662
Income tax expenses					(3,242)	(9,158)
Equity in /income of affiliated companies					—	121
Minority interest in net profit of consolidated subsidiaries					48	(64)

Net income					14,590	17,561

Capital expenditure	(214)	(563)	—	(245)	(214)	(808)
Depreciation	(350)	(393)	—	(188)	(350)	(581)
Allowance for doubtful accounts	8	(249)	—	—	8	(249)
Provision for obsolete inventories	2,192	247	—	—	2,192	247

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(Expressed in USD thousands, except share, per share data or stated otherwise)

12.	Segment Information—continued

	Distribution business		Retail business		Consolidated
	As of		As of		As of
	March 31, 2008	December 31, 2008	March 31, 2008	December 31, 2008	March 31, 2008	December 31, 2008
Segment assets	258,061	220,793	—	122,687	258,061	343,480
Investment on affiliated companies	343	1,585	—	—	343	1,585

	258,404	222,378	—	122,687	258,404	345,065

Segment liabilities	105,106	139,759	—	35,713	105,106	175,472

Note (a)—To recognize the provision of sales rebates and price protection on an accrual basis.

Note (b)—To recognize the sales returns on an accrual basis.

Note (c)—To recognize the unrealized profit on intergroup sales

Note (d)—To adjust for inventory allowances.

Note (e)—To reclassify reimbursements and rebates from Tianjin Samsung Telecom Technology Co., Ltd. (“Samsung”).

Note (f)—To adjust for provision of business tax.

Note (g)—To eliminate intersegment sales and purchases

13.	Related party transactions

The Company has the following transactions and balances with its related parties.

(i)	Related party transactions

			For the nine months ended December 31,
Name of related parties	Relationship with the Company	Transaction nature	2007	2008
	(Note 1)	(Note 2)
Beijing Shidai Tiancheng Technology Development Co., Ltd.	a	i	792	4
Mr. Zhou Heng Yang	b	ii	—	7
Beijing Zhiyang East Investment Consulting Co., Ltd.	c	i	1,598	—
Beijing Ruizhi Jiye Investment Co., Ltd.	c	i	(12,612)	—
Beijing Dingtai Jiye Investment Co., Ltd.	c	i	133	(146)

Note 1:	a) shareholder of an affiliated company
b) ultimate shareholder of the Company
c) an entity controlled by the Company’s ultimate shareholder

Note 2:	i) advance from / (to) during the period
ii) staff advance repayment during the period

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(Expressed in USD thousands, except share, per share data or stated otherwise)

13.	Related party transactions—continued

(ii)	Related party balances

	March 31, 2008	December 31, 2008
Due from:
Beijing Shidai Tiancheng Technology Development Co., Ltd. (Note i)	360	366
Capital Ally Investments Limited (Note ii)	20,000	20,000
Captial Ally Investments Limited (Note i)	—	2,215
Shanghai Zhengda Jingcheng Development Co., Ltd. (Note ii)	21,371	21,947

	41,731	44,528

Due to:
ARCH Digital (Note ii)	(20,000)	(20,000)
Beijing Dingtai Jiye Investment Consulting Co., Ltd. (Note i)	(143)	—

	(20,143)	(20,000)

Note:

i)	The outstanding balances were unsecured, non-interesting bearing and repayable on demand. The entities are controlled by the ultimate shareholders of the Company.

ii)	In March 2008, the Company loaned $20.0 million to Capital Ally Investments Limited, or Capital Ally, a shareholder with 67% equity interest in the Company, to meet Capital Ally’s short-term working capital requirements. The interest-free loan originally was to mature on December, 31, 2008. As security for performance of its obligations under the $20.0 million loan, Capital Ally pledged all of its rights and interests in its 182,700,000 the ordinary shares of the Company in favor of the Company on March 10, 2008. Pursuant to the pledge agreement, Capital Ally agreed not to sell, transfer, encumber or dispose of the pledged shares. The pledge agreement terminates upon the earlier of the discharge of all obligations of Capital Ally under the loan agreement with the Company and the consummation of the business combination. In connection with the loan agreement, in March 2008, the Company and ARCH Digital entered into a fund transfer agreement. Pursuant to this agreement, Pypo Beijing, a subsidiary of the Company, made cash advances of RMB 150 million ($21.4 million at March 31, 2008 and $21.9 million as of December 31, 2008) to Shanghai Zhengda Jingcheng Development Co., Ltd., or Shanghai Zhengda, a company controlled by ARCH Digital. In consideration for the transfer by Pypo Beijing of RMB 150 million to Shanghai Zhengda, ARCH Digital concurrently transferred $20.0 million to the Company. The purpose of the agreement was to enable ARCH Digital to provide funding to its portfolio company, Shanghai Zhengda, to meet short-term working capital needs in light of regulatory restrictions applicable to foreign owned and controlled entities in the PRC. The advances made pursuant to the fund transfer agreement are unsecured, interest-free obligations and are payable on demand.

On November 10, 2008, Capital Ally and the Company entered into the supplemental loan agreement and extended the maturity date of the loan to June 30, 2009. On the same date, ARCH Digital and the Company entered into a supplemental Funds Transfer Agreement in connection with the transfer by Pypo Beijing of RMB 150 million to Shanghai Zhengda, ARCH Digital concurrently transferred $20.0 million to the Company, which will repay the $20.0 million to ARCH Digital on or prior to June 30, 2009. In addition, the Company released Capital Ally’s pledge of its ordinary shares of the Company and the Company secured replacement collateral for the loan by entering into pledge agreements with Style Technology and GM Investment, each of whom are 50% holders of the equity interest in Capital Ally. Pursuant to these replacement pledge agreements, Style Technology and GM Investment pledged all of their respective rights and interests in the ordinary shares of Capital Ally as collateral in favor of the Company, and agreed not to sell, transfer, encumber or dispose of these pledged shares until the discharge of Capital Ally’s obligations under the loan agreement.

On June 9, 2009, the Company and Capital Ally extended the maturity date of the short-term working capital loan from Capital Ally from June 30, 2009 to September 30, 2009 in order to accommodate Capital Ally’s continuing working capital needs. Concurrently, the Company and ARCH Digital also extended the maturity date of the fund transfer advance to September 30, 2009. The concurrent extension of the maturity date of the fund transfer advance allows the Company to utilize the $20.0 million to be received from Capital Ally as repayment under the short-term working capital loan to repay the $20.0 million the Company owes ARCH Digital under the funds transfer agreement.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(Expressed in USD thousands, except share, per share data or stated otherwise)

13.	Related party transactions—continued

(iii)	Guarantees of borrowings

Mr. Fei Dong Ping (“Mr. Fei”) and Mr. Zhang Kuo (“Mr. Zhang”), directors of the Company, guarantee certain borrowings under the Group’s short-term credit facilities. Of the amounts available under the short-term credit facilities, the amounts guaranteed personally by Mr. Fei and Mr. Zhang amounted to $5,699 and $0 at March 31, 2008 and December 31, 2008, respectively. The amounts guaranteed by the related parties of the Company amounted to $37,755 and $46,089 at March 31, 2008 and December 31, 2008, respectively. The amounts of borrowings utilized from the short-term credit facilities guaranteed by Mr. Fei and Mr. Zhang, amounted to $2,849 and $0 at March 31, 2008 and December 31, 2008, respectively and by the related parties of the Company amounted to $37,755 and $46,089 at March 31, 2008 and December 31, 2008, respectively.

14.	Subsequent event

On January 30, 2009, Pypo Holdings (HK) Company Limited (“Pypo HK”) entered into a term facility agreement with the Netherlands Development Finance Company (“FMO”), pursuant to which FMO agreed to provide a term loan facility to Pypo HK in the aggregate amount of up to EUR15 million (the “Facility”). Pypo HK shall repay the loans in three equal annual installments of EUR5 million, commencing August 15, 2014. The loans are guaranteed by the Company and secured by a first priority security pledge on the shares the Company holds in Pypo HK, and the equity interest Pypo HK holds in Beijing Pypo Technology Group Company Limited (“Pypo Beijing”). On February 17, 2009, Pypo HK drew down the full EUR15 million from the Facility. Amounts outstanding under the Facility will initially bear interest at a rate equal to the 6 month Euro interbank offered rate (“EURIBOR”) plus 300 basis points. At maturity, Pypo HK will pay an additional amount equal to the aggregate interest Pypo HK would have paid if interest on the Facility had been fixed at 11% per annum during the term of the Facility (less the total amount of interest previously paid). Overdue amounts shall bear interest at a rate that is 12% higher than the rate otherwise due on the Facility. Pypo HK is required to make semi-annual interest payments under the Facility.

The Facility includes covenants that, among other things, restrict Pypo HK, Pypo Beijing and their subsidiaries with respect to debt incurrence, liens, dividends, affiliate transactions, joint ventures, mergers, changes of auditors, asset sales and acquisitions. The Facility also includes certain financial covenants that, among other things, require Pypo HK to maintain minimum EBITDA and adjusted net income thresholds and margins, solvency ratios, leverage ratios and current ratios.

Annex A

MIDDLE KINGDOM ALLIANCE CORP.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

FOR THE SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 29, 2009

PLEASE REFER TO THE REVERSE SIDE FOR

TELEPHONE VOTING INSTRUCTIONS.

The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement/Prospectus, dated May 14, 2009, and the Prospectus Supplement dated June 17, 2009, in connection with the Special Meeting to be held at 10:00 a.m. on June 29, 2009 at the offices of Pillsbury Winthrop Shaw Pittman, 22nd Floor, 1540 Broadway, New York, NY 10036, and hereby appoints David A. Rapaport, Esq. and Bernard J. Tanenbaum III, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all shares of the Class B common stock and common stock of Middle Kingdom Alliance Corp. registered in the name provided herein, which the undersigned is entitled to vote at the Special Meeting of Stockholders, and at any adjournments thereof, with all the powers the undersigned would have if personally present. Without limiting the general authorization hereby given, said proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in this Proxy Statement/Prospectus.

THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE REDOMESTICATION PROPOSAL, THE BUSINESS COMBINATION PROPOSAL, THE SHARE INCREASE PROPOSAL, THE DECLASSIFICATION PROPOSAL, THE AMENDMENT PROPOSAL, THE QUORUM PROPOSAL, THE SHAREHOLDER CONSENT PROPOSAL AND THE ADJOURNMENT PROPOSAL.

IF YOUR SHARES ARE HELD IN AN ACCOUNT AT A BROKERAGE FIRM OR BANK, YOU MUST INSTRUCT YOUR BROKER OR BANK ON HOW TO VOTE YOUR SHARES. IF YOU DO NOT PROVIDE SUCH INSTRUCTIONS YOUR SHARES WILL NOT BE VOTED ON ANY OF THE PROPOSALS.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1, 2, 3, 4, 5, 6, 7 and 8.

1.	☐ For ☐ Against ☐ Abstain	To approve the Redomestication Proposal, which consists of both the approval of the merger between Middle Kingdom and MK Arizona, and the authorization for the Middle Kingdom board of directors to complete the conversion and continuation of MK Arizona to the Cayman Islands, as the entity MK Cayman.

2.	☐ For ☐ Against ☐ Abstain

To approve the Business Combination Proposal, which consists of the authorization for the MK Cayman board of directors to complete the share exchange included in the merger agreement, which will only take place if Proposal 1 is approved.

Only holders of Middle Kingdom’s Class B common stock as of the record date are entitled to vote on this proposal.

Only if you voted “AGAINST” Proposal 2, you hold shares of Middle Kingdom Class B common stock, and you tender your shares in accordance with the procedures set forth in the Proxy Statement/Prospectus, may you exercise your conversion rights and demand that Middle Kingdom convert your shares of Class B common stock into a pro rata portion of the funds available in trust account by marking the “I HEREBY EXERCISE MY CONVERSION RIGHTS” box below. If you exercise your conversion rights, then you will be exchanging your shares of Middle Kingdom Class B common stock for cash and, assuming the consummation of the business combination, upon delivery of your Class B shares to Middle Kingdom’s transfer agent as set forth in the Proxy Statement/Prospectus, you will no longer own these shares. You will only be entitled to receive cash for these shares if the business combination is completed, you do not dispose of your shares (other than in accordance with the conversion procedure) prior to the effective date of the business combination and you tender your shares to Middle Kingdom’s transfer agent in accordance with the procedures set forth in the Proxy Statement/Prospectus, which requires delivery of the shares within 90 days of the Special Meeting. To exercise your conversion rights check the following box, and if you are making a partial conversion, specify the number of Class B shares for which you are exercising your conversion rights. Failure to (a) vote against the Business Combination Proposal, (b) check the following box and, if you are making a partial conversion, specify the number of shares for which you are exercising your conversion rights, (c) submit this proxy in a timely manner or (d) tender your shares to Middle Kingdom’s transfer agent within the prescribed time set forth in the Proxy Statement/Prospectus will result in the loss of your conversion rights.

I HEREBY EXERCISE MY CONVERSION RIGHTS ☐

If you are making a partial conversion election specify the number of Class B shares for which you are exercising your conversion rights:                     .

3.	☐ For ☐ Against ☐ Abstain	To approve the Share Increase Proposal, which consists of the authorization in MK Cayman’s Memorandum of Association of 1,000,000,000 ordinary shares, as compared to 21,000,000 shares of capital stock currently authorized in Middle Kingdom’s Certificate of Incorporation.

4.	☐ For ☐ Against ☐ Abstain	To approve the Declassification Proposal, which consists of the elimination in MK Cayman’s Memorandum of Association of the classified board currently authorized in Middle Kingdom’s Certificate of Incorporation.

5.	☐ For ☐ Against ☐ Abstain	To approve the Amendment Proposal, which consists of the approval in MK Cayman’s Memorandum of Association of a provision providing that the amendment of either of MK Cayman’s Memorandum of Association or Articles of Association will require a vote of two-thirds of its shareholders voting in person or by proxy at a meeting, as compared to the vote of a majority of the outstanding stock as set forth in Middle Kingdom’s Certificate of Incorporation.

6.	☐ For ☐ Against ☐ Abstain	To approve the Quorum Proposal, which consists of the approval in MK Cayman’s Memorandum of Association of a provision providing that the quorum for a meeting of shareholders will be one-third of its outstanding shares, as opposed to a majority of the outstanding stock entitled to vote as set forth in Middle Kingdom’s bylaws.

7.	☐ For ☐ Against ☐ Abstain	To approve the Shareholder Consent Proposal, which consists of the approval in MK Cayman’s Articles of Association of a provision providing that the MK Cayman shareholders may pass resolutions without holding a meeting only if such resolutions are passed by a unanimous written resolution signed by all of the shareholders entitled to vote, as opposed to the provisions in Middle Kingdom’s Certificate of Incorporation that provide that stockholders may take action without a meeting if written consent to the action is signed by the holders of outstanding stock having the minimum number of votes necessary to authorize or take the action at a meeting of the stockholders.

8.	☐ For ☐ Against ☐ Abstain	To permit Middle Kingdom’s board of directors or its chairman, in their discretion, to adjourn the Special Meeting if necessary for further solicitation of proxies if there are not sufficient votes at the originally scheduled time of the special meeting to adopt Proposals 1, 2, 3, 4, 5, 6 or 7.

Dated

Stockholder’s Signature

Stockholder’s Signature

Signature should agree with name printed hereon. If stock is held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENVELOPE ENCLOSED TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY. THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE ABOVE SIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE PROPOSALS SET FORTH IN ITEMS 1, 2, 3, 4, 5, 6, 7 AND 8. THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU.

Internet and Telephone Voting Instructions

You can vote by telephone OR Internet! Available 24 hours a day 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

To vote using the Telephone (within U.S. and Canada):	To vote using the Internet:

• Call toll free 1-866-894-0537 in the United States or Canada any time on a touch tone telephone. There is NO CHARGE to you for the call.	• Go to the following web site: http://www.continentalstock.com/

• Follow the simple instructions provided by the recorded message.	• Enter the information requested on your computer screen and follow the simple instructions.

If you vote by telephone or on the internet and you would like to change your vote, please send in this proxy card and your vote on this proxy card will replace your prior vote by telephone or on the internet. If you vote by telephone or on the internet and do not wish to change your vote, you do not need to send in this proxy card.

Proxies submitted by telephone or the Internet must be received by June 28, 2009.

THANK YOU FOR VOTING

Annex B

From:	Pypo Digital Company Limited
48/F., Bank of China Tower
1 Garden Road
Central
Hong Kong

To:	Capital Ally Investments Limited
48/F., Bank of China Tower
1 Garden Road
Central
Hong Kong
Attention: Zhang Kuo / KONG Kam Yu Sammy

Date: 9 June 2009

Dear Sirs,

Extension of Term

We refer to the Loan Agreement dated 10 March 2008 (“Agreement”) as amended by the Supplemental Loan Agreement dated 10 November 2008 (“Supplemental Agreement”) entered into among Pypo Digital Company Limited (“Pypo”) and Capital Ally Investments Limited (“Capital Ally”) relating to the lending of US$20,000,000 by Pypo to Capital Ally. Unless the context otherwise requires, capitalised words and expressions used in this letter shall have the meanings given to them in the Agreement.

According to Article V of the Agreement as amended by the Supplemental Agreement, the term of the Loan shall from the date of the Agreement to 30 June 2009, which may be extended upon mutual written consent of the Parties.

We hereby propose that, the term of the Loan be extended to 30 September 2009.

If you are in agreement with this proposal, could you please countersign where indicated.

This letter agreement shall be governed by, and interpreted in accordance with, the laws of Hong Kong. This letter agreement shall not affect the validity or enforceability of any other article in the Agreement. It may be executed in any number of separate counterparts, each of which is an original but all of which taken together shall constitute one and the same instrument.

Yours faithfully

For and on behalf of

Pypo Digital Company Limited

/s/ Zhang Kuo
Name:	Zhang Kuo
Title:	Director

B-1

Agreed and accepted by:

For and on behalf of

Capital Ally Investments Limited

/s/ Kong Kam Yu
Name:	Kong Kam Yu
Title:	Director
Date:	[ ]

B-2

Annex C

From:	Pypo Digital Company Limited
48/F., Bank of China Tower
1 Garden Road
Central
Hong Kong

To:	ARCH Digital Holdings Ltd.
c/o ARC Advisors (HK) Limited
13/F, St John’s Building
33 Garden Road
Central, Hong Kong
Attention: Mr. Allan Liu

Date: 9 June 2009

Dear Sirs,

Extension of Date of Reversion

We refer to the Funds Transfer Agreement dated 10 March 2008 as amended by the Supplemental Funds Transfer Agreement dated 10 November 2008 entered into among Pypo Digital Company Limited (“Pypo”) and ARCH Digital Holdings Limited (“ARCH”) relating to the transfer of US$20,000,000 by ARCH to Pypo and the transfer of RMB150,000,000 procured by Pypo to ARCH or its nominee (“Agreement”). Unless the context otherwise requires, capitalised words and expressions used in this letter shall have the meanings given to them in the Agreement.

According to Article 4.1 of the Agreement, ARCH shall be entitled by 14 days’ written notice to Pypo given prior to 5:00 p.m. on 30 June 2009 (“Date of Reversion”) to reverse the transfer of the Funds.

We hereby propose that, the Date of Reversion be extended to 30 September 2009.

This letter agreement shall not affect the validity or enforceability of any other article in the Agreement. It may be executed in any number of separate counterparts, each of which is an original but all of which taken together shall constitute one and the same instrument.

If you are in agreement with this proposal, could you please countersign where indicated.

This letter agreement shall be governed by, and interpreted in accordance with, the laws of Hong Kong.

Yours faithfully

For and on behalf of

Pypo Digital Company Limited

/s/ Zhang Kuo
Name:	Zhang Kuo
Title:	Director

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Agreed and accepted by:

For and on behalf of

ARCH Digital Holdings Ltd.

/s/ Clement Kwong
Name:	[ ]
Title:	Director
Date:	[ ]

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Annex D

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER, CONVERSION AND SHARE EXCHANGE

This AMENDMENT NO. 2 (this “Amendment”), dated as of June 16, 2009, to that certain Agreement and Plan of Merger, Conversion and Share Exchange (the “Merger Agreement”), dated as of September 5, 2008, as amended by Amendment No. 1, dated as of January 6, 2009, by and among MIDDLE KINGDOM ALLIANCE CORP., a corporation incorporated in the State of Delaware, USA (“Middle Kingdom”), MK ARIZONA CORP., a corporation incorporated in the State of Arizona, USA and a wholly-owned subsidiary of Middle Kingdom, PYPO DIGITAL COMPANY LIMITED, an exempted limited company incorporated in the Cayman Islands (“Pypo Cayman”), PYPO HOLDINGS (HK) COMPANY LIMITED, a company incorporated in Hong Kong and a wholly owned subsidiary of Pypo Cayman (“Pypo HK”), BEIJING PYPO TECHNOLOGY GROUP COMPANY LIMITED, a limited liability company established in the PRC and an indirect wholly owned subsidiary of Pypo Cayman (“Pypo PRC,” and together with Pypo Cayman and Pypo HK, the “Pypo Entities”), ARCH DIGITAL HOLDINGS LIMITED, a company incorporated in the British Virgin Islands (“ARCH BVI”), and CAPITAL ALLY INVESTMENTS LIMITED, a company incorporated in the British Virgin Islands (“Capital Ally”), is made by and among each of the aforementioned parties to the Merger Agreement (collectively, the “Parties”). Each of Arch BVI and Capital Ally are sometimes referred to herein as a “Pypo Shareholder,” and collectively as the “Pypo Shareholders.” Each of Pypo PRC, Pypo HK, Pypo Cayman, Arch BVI and Capital Ally is sometimes individually referred to herein as a “Pypo Party,” and collectively as the “Pypo Parties.” Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

RECITALS

A. The Parties have heretofore executed and entered into the Merger Agreement;

B. Pursuant to Section 16.2 of the Merger Agreement, the Parties may amend the Merger Agreement by an instrument in writing signed by each of the Parties; and

C. All acts and things necessary to make this Amendment a valid agreement, enforceable according to its terms, have been done and performed, and the execution and delivery of this Amendment by the Parties have been in all respects duly authorized by the Parties.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and mutual agreements herein contained, and intending to be legally bound herein, the Parties hereto agree as follows:

1. Section 10.11 of the Merger Agreement is amended by replacing it in its entirety with the following:

“Payment of Shareholder Loans; Release of Pledged Shares. On or before September 30, 2009, (i) Capital Ally shall repay in full all amounts outstanding pursuant to that certain Loan Agreement, dated as of March 10, 2008, as amended by that certain Supplemental Loan Agreement, dated as of November 10, 2008 and that certain Letter Agreement, dated as of June 9, 2009, by and between Capital Ally and Pypo Cayman (the “Capital Ally Loan”) and (ii) Pypo Cayman and ARCH BVI shall repay in full all amounts outstanding pursuant to that certain Funds Transfer Agreement, dated as of March 10, 2008, and Supplemental Funds Transfer Agreement, dated as of November 10, 2008, and Letter Agreement, dated as of June 9, 2009, by and between Pypo Cayman and ARCH BVI. In addition to the foregoing and Deed of Release, dated as of November 10, 2008, by and between Pypo Cayman and Capital Ally, on or before the Closing Date, Capital Ally and Pypo Cayman shall cause all of the shares pledged by Capital Ally to Pypo Cayman to be released from such pledge prior to the Closing.

2. Middle Kingdom hereby consents to the amendment, modification or waiver of those Material Contracts set forth in Section 7.16 of the Disclosure Schedule in connection with the extension of the Capital Ally Loan as referenced in Section 1 hereof to September 30, 2009. In addition, for the avoidance of doubt, the Parties agree that, notwithstanding anything to the contrary in the Merger Agreement or the Disclosure Schedules, none of the Pypo Parties shall have any obligation to pay off any amounts owed under or in connection with the Capital Ally Loan prior to or as a condition to Closing and the amendment, modification or waiver of the Capital Ally Loan will not be deemed to violate any representation or covenant of any of the Pypo Parties contained in the Merger Agreement.

3. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Merger Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

4. This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

MIDDLE KINGDOM ALLIANCE CORP.

By:	/s/ Bernard J. Tanenbaum III
Bernard J. Tanenbaum III
Chief Executive Officer

333 Sandy Springs Circle Suite 223 Atlanta, GA

MK ARIZONA CORP.

By:	/s/ Bernard J. Tanenbaum III
Bernard J. Tanenbaum III
Chief Executive Officer

333 Sandy Springs Circle Suite 223 Atlanta, GA

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGES FOR PYPO PARTIES FOLLOW]

Signature Page to Amendment No. 2

(Middle Kingdom)

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

PYPO DIGITAL COMPANY LIMITED

By:	/s/ Kuo Zhang
Name:	Kuo Zhang
Title:	Director
Cricket Square, Hutchins Drive
PO Box 2681
Grand Cayman, KY1-1111
Cayman Islands

BEIJING PYPO TECHNOLOGY GROUP COMPANY LIMITED

By:	/s/ Kuo Zhang
Name:	Kuo Zhang
Title:	Chairman of the Board of Directors
South 3/F
Chang’ An XingRong Center
No. 1 NaoShiKou Street
XiCheng District
Beijing, PRC

PYPO HOLDINGS (HK) COMPANY LIMITED

By:	/s/ Kuo Zhang
Name:	Kuo Zhang
Title:	Director
48/F
Bank of China Tower
1 Garden Road
Central Hong Kong

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOR THE PYPO SHAREHOLDERS FOLLOWS]

Signature Page to Amendment No. 2

(Pypo)

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

ARCH DIGITAL HOLDINGS LIMITED

By:	/s/ Hui Liu
Name:	Hui Liu
Title:	Director

c/o ARC Advisors (HK) Limited
13/F, St. John’s Building
33 Garden Road
Central, Hong Kong

CAPITAL ALLY INVESTMENTS LIMITED

By:	/s/ Kam Yuen
Name:	Kam Yuen
Title:	Director

48/F, Bank of China Tower
1 Garden Road
Central, Hong Kong

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Signature Page to Amendment No. 2

(Pypo Shareholders)

Annex E

Written description of oral agreement for working capital loan between Pypo Digital

Company Limited and Capital Ally Investments Limited

In November 2008, Pypo Digital Company Limited made cash advances of approximately $2.2 million to Capital Ally Investments Limited, or Capital Ally, to meet Capital Ally’s short-term working capital needs. These cash advances are unsecured, interest-free obligations and are payable on demand. Capital Ally will repay such advances prior to September 30, 2009.

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Annex F

Written description of oral agreement for loan between Beijing Pypo Technology Group

Company Limited and Beijing Pypo Times Technology Co., Ltd.

In February 2009, Beijing Pypo Technology Group Company Limited, or Pypo Beijing, made cash advances of approximately $26.1 million to Beijing Pypo Times Technology Co., Ltd., or Pypo Times, one of Pypo Beijing’s 50% owned subsidiaries, to meet Pypo Times’s capital needs. These cash advances are guaranteed by Mr. Kuo Zhang, a director of Pypo Cayman and Pypo Beijing’s current chairman of the board, and Beijing Ruizhi Jiye Investment Co., Ltd. and are interest-free obligations. Pypo Times will repay these cash advances prior to February 2010.

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Annex G

Written description of oral agreement for working capital loan between Beijing Pypo

Technology Group Company Limited and Beijing Pypo Times Technology Co., Ltd.

From January to March 2009, Beijing Pypo Technology Group Company Limited, or Pypo Beijing, made cash advances of approximately $1.1 million to Beijing Pypo Times Technology Co., Ltd., or Pypo Times, one of Pypo Beijing’s 50% owned subsidiaries, to meet Pypo Times’s working capital needs. These cash advances are unsecured, interest-free obligations and are payable on demand. Pypo Times will repay these cash advances prior to September 30, 2009.

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Annex H

Written description of oral agreement for guarantee by Beijing Ruizhi Jiye Investment Co.,

Ltd. and Mr. Kuo Zhang for the repayment of loan between Beijing Pypo Technology

Group Company Limited and Beijing Pypo Times Technology Co., Ltd.

In February 2009, Mr. Kuo Zhang and Beijing Ruizhi Jiye Investment Co., Ltd. guaranteed the repayment by Beijing Pypo Times Technology Co., Ltd., or Pypo Times, of cash advances of approximately $26.1 million made by Beijing Pypo Technology Group Company Limited, or Pypo Beijing, to Pypo Times. These cash advances, which were made to meet Pypo Times’s capital needs, are to be repaid by Pypo Times prior to February 2010 and are interest-free obligations.

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Annex I

English Translation of Chinese Language Agreement

Loan Agreement

This Agreement (this “Agreement”) is entered into on March 9, 2007 by and between the following parties:

Beijing Pypo Technology Group Co., Ltd. (the “Lender”)

Legal Representative: Zhang Kuo

Telephone: 010-58528039

Fax: 010-58325959

Beijing Shidai Tiancheng Technology Development Co., Ltd. (the “Borrower”)

Legal Representative: Wang Dequan

Telephone: 010-51316382

Fax: 010-51316383 * 802

The Lender and the Borrower are each hereinafter referred to individually as a “Party” and collectively as the “Parties”.

WHEREAS,

1.	The Parties intend to jointly establish Beijing Pypo Times Technology Co., Ltd. (the “Company”), which will engage in the business cooperation with China Mobile Communications Corporation in logistic and capital aspects, and the distribution of mobile phones and accessories.

2.	According to the Cooperation Agreement entered into by and between the Parties, the Company’s registered capital shall be RMB5,000,000, of which each Party shall contribute RMB2,500,000. The Parties agree that the Lender shall provide a loan of RMB2,500,000 to the Borrower pursuant to the conditions set out in this Agreement, which shall be used by the Borrower as the capital contribution to the Company.

Therefore, the Parties hereby enter into this Agreement through consultation and agree to the following:

Article 1 Amount and Purpose of the Loan

1.1 The Borrower will borrow from the Lender in the aggregate amount of RMB Two Million, Five Hundred Thousand (RMB2,500,000.00), which shall solely be used to make capital contribution to the Company, and shall not be used for any other purpose.

1.2 The loan hereunder shall be interest-free.

Article 2 Repayment Method and Term of the Loan

2.1 The Borrower shall repay the loan with the dividend distributed by the Company with respect to the Borrower’s equity interest in the Company. The Borrower undertakes that the dividend it receives from the Company each year shall be first applied to repay the loan hereunder.

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2.2 The Borrower undertakes that, if the loan hereunder cannot be fully repaid by the dividend the Borrower receives from the Company within three years of the drawdown of the loan, it will repay the outstanding balance in a lump sum on the date when the three-year term expires. The three-year term shall commence from the date when the Borrower receives the loan.

Article 3 Warranties of the Borrower

3.1 The Borrower shall not transfer its equity interest in the Company before the loan is fully repaid, and it shall pledge to the Lender its proportionate equity interest in the Company as calculated by the outstanding balance of the loan over the registered capital of the Company.

3.2 If the Company is dissolved or liquidated before the loan is fully repaid, the liquidation proceeds the Borrower will receive from the Company shall be first applied to repay the outstanding balance of the loan, and the Borrower shall repay the remainder amount in a lump sum.

Article 4 If the Borrower fails to perform its repayment obligation under this Agreement, it shall pay the late fee to the Lender in the amount of the overdue amount multiplied by the rate of 0.03% per day for each day of such overdue.

Article 5 Any disputes arising from the performance of or relating to this Agreement shall be settled through friendly consultation between Parties. In case consultation fails to resolve any dispute, the Parties agree to submit such dispute to Beijing Arbitration Commission.

Article 6 This Agreement will become effective after being executed by the legal representative or authorized representative of the Parties and chopped with the Parties’ corporate seals, and shall be binding upon both Parties.

Article 7 For any issue not covered herein, Parties shall enter into supplementary agreement through consultation. The supplementary agreement and this Agreement shall have the same legal force.

Article 8 This Agreement has two counterparts, one counterpart for each Party, and both counterparts shall have the same legal force.

Lender: Beijing Pypo Technology Group Co., Ltd.
Authorized Representative:	/s/ Fei Dongping
Date: March 9, 2007

Borrower: Beijing Shidai Tiancheng Technology Development Co., Ltd.
Authorized Representative:	/s/ Gu Jun
Date: March 9, 2007

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